UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2025
Commission File Number 0-99
__________________________
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México, México
(Address of principal executive offices)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2024 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 29, 2025 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

References in this report to “PEMEX”, “we”, “us” and “our” are to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), and the subsidiary companies listed in Note 5 to the condensed consolidated interim financial statements included herein.

Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated February 6, 2025 (as amended or supplemented from time to time) relating to its U.S.$130,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On June 13, 2025, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps.18.9085 = U.S.$1.00.

We maintain our consolidated financial statements, condensed consolidated interim financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our condensed consolidated interim financial statements included herein, as of and for the three-month period ended March 31, 2025, at an exchange rate of Ps.20.3182 = U.S.$1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on March 31, 2025. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Government Equity Capital Contributions

Between January 1, 2025 and March 31, 2025, the Federal Government of Mexico, which we refer to as the Mexican Government, made equity capital contributions in the amount of Ps.80.0 billion (U.S.$3.9 billion) to Petróleos Mexicanos to improve our financial position and support our debt service obligations. Between April 1 and June 13, 2025, we have received Ps. 14.5 billion (U.S.$0.7 billion) in equity capital contributions from the Mexican Government. For more information on such equity capital contributions, see Notes 18 and 19 to our condensed consolidated interim financial statements included herein.

For more information on other recent support measures implemented by the Mexican Government, see “Item 5—Operating and Financial Review and Prospects—Overview—Mexican Government Support” in the Form 20-F.

Selected Financial Data
The selected financial data as of December 31, 2024 in this section is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of March 31, 2025 and for the three-month periods ended March 31, 2025 and 2024 is derived from the condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and are unaudited.

We have substantial debt, including substantial short-term debt, which we have incurred primarily to fund our operating expenses and finance capital investment projects. In recent years, the cash flow from our operations has not been sufficient to fund our operations and capital expenditure programs. As a result, our indebtedness has increased significantly, we had a negative working capital as of March 31, 2025 and December 31, 2024, and the Mexican Government has had to financially support us.

For the three-month period ended March 31, 2025, we recognized a net loss of Ps.(43.3) billion and our total equity (deficit) at March 31, 2025 was Ps.(2,041.4) billion. We had negative working capital of Ps.722.6 billion as of March 31, 2025 and net cash flows from operating activities of Ps.43.8 billion during the three-month period ended March 31, 2025. We disclose the circumstances that have caused these negative trends and the actions we are taking to address them below.

Our future cash flows, including our ability to refinance debt, are uncertain due in part to circumstances outside of our control. A sustained decrease in crude oil prices below the budgeted average price for 2025, an economic slowdown or an increase in the cost of financing would have an adverse impact on our results of operation and cash flows and may require us to consider additional actions to address these shortfalls.

The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Notes 18 and 19 to our condensed consolidated interim financial statements included herein.

In the following table, we include selected financial data from our condensed consolidated statement of financial position as of March 31, 2025 and from our condensed consolidated statement of comprehensive income and our condensed consolidated statement of cash flows for the three-month period ended March 31, 2025. In addition, we include selected financial data from our condensed consolidated statement of financial position as of December 31, 2024, as well as the condensed consolidated statement of comprehensive income and the condensed consolidated statement of cash flows for the three-month period ended March 31, 2024 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended
	March 31, (1)				December 31, (1)
	2025		2024		2024
	(in millions of pesos)
Statement of Comprehensive Income (Loss) Data
Total revenues	Ps.	395,590	Ps.	405,898	Ps.	1,672,673
Operating income	63,588		36,398		(15,990)
Financing income	4,769		6,539		15,670
Financing cost	41,402		34,086		158,902
Derivative financial instruments income (cost), net	1,848		(5,719)		(27,594)
Foreign exchange (loss) income, net	(15,058)		33,388		(304,452)
Net (loss) income	(43,329)		4,682		(780,588)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	156,489		n.a.		88,842
Total assets	2,245,859		n.a.		2,208,753
Short-term debt and current portion of long-term debt	561,781		n.a.		425,219
Long-term debt, net of current portion	1,491,671		n.a.		1,553,554
Total long-term liabilities	3,044,107		n.a.		2,985,005
Total equity (deficit)	(2,041,393)		n.a.		(1,983,776)
Statement of Cash Flows
Depreciation and amortization of wells, pipelines, properties, plant and equipment	35,904		32,881		146,850
Acquisition of wells, pipelines, properties, plant and equipment(2)	(77,006)		(46,818)		(230,139)

Note: n.a. = Not applicable.

(1)Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to our condensed consolidated interim financial statements included herein and our audited consolidated financial statements as of and for the year ended December 31, 2024.
(2)Includes capitalized financing cost. See Note 12-A to our condensed consolidated interim financial statements included herein and the Liquidity and Capital Resources section herein.
Source:    PEMEX’s condensed consolidated interim financial statements as of March 31, 2025 and for the three-month periods ended March 31, 2025 and 2024, prepared in accordance with IAS 34“Interim Financial Reporting” (“IAS 34”) under “IFRS Accounting Standards” (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2024, prepared in accordance with IFRS as issued by the IASB.

Capitalization of PEMEX

The following table sets forth our capitalization as of March 31, 2025:

	As of March 31, 2025 (1)
	(millions of pesos or U.S. dollars)

Long-term leases, net of current portion(2)	Ps.	37,498	U.S.$	1,846
Long-term external debt, net of current portion	1,373,800		67,614
Long-term domestic debt, net of current portion	117,871		5,801
Total long-term debt, net of current portion(3)	1,491,671		73,416
Total long-term leases and long-term debt, net of current portion	1,529,169		75,261
Certificates of Contribution “A”(4)	1,432,719		70,514
Mexican Government contributions	66,731		3,284
Legal reserve	1,002		49
Accumulated other comprehensive result	191,663		9,433
Accumulated deficit from prior years	(3,689,905)		(181,606)
Net (loss) for the period(5)	(43,327)		(2,132)
Total controlling interest	(2,041,117)		(100,458)
Total non-controlling interest	(276)		(14)
Total equity (deficit)	(2,041,393)		(100,471)
Total capitalization(6)	(512,224)		(25,210)
_____________
Note: Numbers may not total due to rounding.
(1)Derived from March 31, 2025 condensed consolidated interim financial statements. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.20.3182 = U.S.$1.00 as of March 31, 2025. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)Total long-term leases do not include short-term leases of Ps.8,972 million (U.S.$442 million) as of March 31, 2025.
(3)Total long-term debt does not include short-term debt of Ps.561,781 million (U.S.$27,649 million) as of March 31, 2025.
(4)Equity instruments held by the Mexican Government.
(5)Excluding amounts attributable to non-controlling interests of Ps.(2) million (U.S.$(0.1) million) for the three-month period ended March 31, 2025.
(6)Refers to Total long-term leases, net of current portion and long term debt, net of current portion plus Total equity (deficit).
Source: PEMEX’s condensed consolidated interim financial statements as of March 31, 2025 and for the three-month periods ended March 31, 2025 and 2024.

Results of Operations
Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the three months ended March 31, 2025 compared to the three months ended March 31, 2024

General

The selected consolidated interim financial information set forth below is derived from our condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with our condensed consolidated interim financial statements included in this report beginning on page F-1.

	Three months ended
	March 31,
	2025(1)				2024
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	238,259	U.S.$	11,726	Ps.	235,530
Export	156,807		7,718		169,689
Services income	523		26		679
Total revenues	395,590		19,470		405,898
(Impairment) of wells, pipelines, properties, plant and equipment, net	(5,620)		(277)		(7,646)
Cost of sales	280,955		13,828		322,185
Gross income	109,014		5,365		76,067
Distribution, transportation and sale expenses	4,245		209		2,496
Administrative expenses	46,916		2,309		40,725
Other revenues	12,362		608		4,250
Other expenses	6,628		326		699
Operating income	63,588		3,130		36,398
Financing income	4,769		235		6,539
Financing cost	41,402		2,038		34,086
Derivative financial instruments income (cost), net	1,848		91		(5,719)
Foreign exchange (loss) income — net	(15,058)		(741)		33,388
Profit sharing in associates	67		3		31
Welfare oil duty	55,842		2,748		—
(Loss) income before duties, taxes and other	(42,031)		(2,069)		36,551
Total duties, taxes and other	1,298		64		31,869
Net (loss) income	(43,329)		(2,133)		4,682
Total other comprehensive results	(94,291)		(4,641)		(5,989)
Total comprehensive (loss) income	(137,620)		(6,773)		(1,307)
_____________
Note: Numbers may not total due to rounding.
(1)    Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.20.3182 = U.S.$1.00 at March 31, 2025. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the three-month periods ended March 31, 2025 and 2024.

Results of Operations of Petróleos Mexicanos, the State-Owned Public Company and Subsidiary Companies —For the three-month period ended March 31, 2025, compared to the three-month period ended March 31, 2024

Total Revenues

Total revenues decreased by 2.5% or Ps. 10.3 billion in the three-month period ended March 31, 2025, from Ps. 405.9 billion in the three-month period ended March 31, 2024 to Ps. 395.6 billion in the three-month period ended March 31, 2025. The decrease in total revenues was mainly due to (i) a decrease in the volume of export sales of Mexican crude oil (Ps.23.0 billion) and (ii) a 3.5% decrease in the weighted average price of Mexican crude oil for export sales (Ps. 15.1 billion). This decrease was partially offset by an increase in the foreign currency variations (Ps. 25.3 billion).

From January 1 to March 31, 2025, the weighted average Mexican export crude oil price was U.S. $67.80 per barrel, as compared to U.S. $70.25 per barrel for the three-month period ended March 31, 2024.

Domestic Revenues

Domestic revenues increased by 1.2% or Ps. 2.7 billion in the three-month period ended March 31, 2025, from Ps. 235.5 billion in the three-month period ended March 31, 2024, to Ps. 238.3 billion in the three-month period ended March 31, 2025, mainly due to increases in the sales price of gasoline, natural gas and natural gas liquids. Domestic sales of petroleum products increased by 1.7% in the three-month period ended March 31, 2025, from Ps. 208.3 billion in the three-month period ended March 31, 2024 to Ps. 211.9 billion in the three-month period ended March 31, 2025, mainly due to a 9.1% increase in the sales volume of gasoline offset by a 19.5% decrease in the sales volume of diesel.

Domestic sales of natural gas increased by 38.9% in the three-month period ended March 31, 2025, from Ps. 5.4 billion in the three-month period ended March 31, 2024, to Ps. 7.5 billion in the three-month period ended March 31, 2025, primarily due to an increase in sales price.

Domestic sales of liquified petroleum gas increased by 16.8% in the three-month period ended March 31, 2025, from Ps. 12.6 billion in the three-month period ended March 31, 2024 to Ps. 14.7 billion in the three-month period ended March 31, 2025. This increase was primarily due to a 30.7% increase in its average sales price, offset by a 10.7% decrease in sales volume.

Export Revenues

Export revenues decreased by 7.6% in peso terms in the three-month period ended March 31, 2025 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 169.7 billion in the three-month period ended March 31, 2024 to Ps. 156.8 billion in the three-month period ended March 31, 2025. This decrease was mainly due to a 23.6% decrease in volume of export sales of Mexican crude oil in the three-month period ended March 31, 2025, compared to the three-month period ended March 31, 2024. From January 1, 2025 to March 31, 2025, the weighted average Mexican export crude oil price was U.S. $67.80 per barrel, compared to U.S. $70.25 per barrel in the same period of 2024.

Crude oil and condensate sales decreased by 12.7% in the three-month period ended March 31, 2025, from Ps. 92.8 billion in the three-month period ended March 31, 2024, to Ps. 81.0 billion in the three-month period ended March 31, 2025, and decreased by 27.3% in U.S. dollar terms (actual invoiced amount in U.S. dollars), from U.S.$5.5 billion in the three-month period ended March 31, 2024, to U.S.$4.0 billion in the three-month period ended March 31, 2025, primarily due to a 23.6% decrease in the sales volume of crude oil. The weighted average price per barrel of crude oil exports in the three-month period ended March 31, 2025, was U.S. $67.80, or 3.5% lower than the weighted average price of U.S. $70.25 in the three-month period ended March 31, 2024.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 11.4%, from Ps.24.5 billion in the three-month period ended March 31, 2024, to Ps.21.7 billion in the three-month period ended March 31, 2025, primarily due to a 45.6% decrease in the sales volume of fuel oil.

For the three-month period ended March 31, 2025, the average exchange rate of the U.S. dollar against the peso was Ps. 20.4236 = U.S.$1.00, as compared to Ps. 16.9978 = U.S. $1.00 during the same period of 2024, representing a depreciation of the peso against the U.S. dollar of Ps. 3.4258 (or 20.2%), which had a favorable effect on our export sales of Ps. 25.3 billion in the three-month period ended March 31, 2025.
Cost of Sales

Cost of sales decreased by 12.8%, from Ps. 322.2 billion in the three-month period ended March 31, 2024 to Ps. 281.0 billion in the three-month period ended March 31, 2025. This decrease was mainly due to: (i) a Ps. 11.6 billion decrease in maintenance costs, (ii) a Ps. 10.4 billion decrease in hydrocarbons extraction duty paid, (iii) a Ps. 6.7 billion decrease related to unsuccessful wells; and (iv) a Ps. 15.0 billion decrease in variation of inventory, due to the variations in standard and real costs and the difference between the balances as of the beginning of the year and the end of the period.
Impairment of Wells, Pipelines, Properties, Plant and Equipment

Impairment of wells, pipelines, properties, plant and equipment decreased by Ps. 2.0 billion in the three-month period ended March 31, 2025, from a net impairment of Ps. 7.6 billion in the three-month period ended March 31, 2024 to a net impairment of Ps. 5.6 billion in the three-month period ended March 31, 2025. This net impairment was primarily due to a net impairment of Ps. 9.0 billion in the cash-generating units of Pemex Exploration and Production resulting from the negative effect of the price of gas and decrease in crude oil production. This was partially offset by Ps. 3.4 billion net reversal of impairment in the cash-generating units of Pemex Industrial Transformation, mainly due to an increase in production resulting from the refinery rehabilitation program (to maintain and ensure a stable and optimal level of processing) and a decrease in the discount rate from 14.46% as of March 31, 2024, to 13.79% as of March 31, 2025.
Administrative Expenses and Distribution, Transportation and Sale Expenses
Administrative expenses and distribution, transportation and sale expenses increased by Ps. 8.0 billion in the three-month period ended March 31, 2025, from Ps. 43.2 billion in the three-month period ended March 31, 2024 to Ps. 51.2 billion in the three-month period ended March 31, 2025, mainly due to increases in net periodic cost of employee benefits, personnel services and maintenance expenses.
Other Revenues

Other revenues increased by Ps. 8.2 billion in the three-month period ended March 31, 2025, from Ps. 4.2 billion in the three-month period ended March 31, 2024 to Ps. 12.4 billion in the three-month period ended March 31, 2025. This increase was mainly attributable to Ps. 9.3 billion in income from the recovery of insurance claims related to the fire on the
Nohoch-A platform in 2023.
Other Expenses

Other expenses increased by Ps. 5.9 billion in the three-month period ended March 31, 2025, from Ps. 0.7 billion in the three-month period ended March 31, 2024 to Ps. 6.6 billion in the three-month period ended March 31, 2025. This increase was mainly due to a Ps. 5.9 billion increase in the cost of provisions related to ongoing legal proceedings.
Financing Income
Financing income decreased by Ps. 1.7 billion in the three-month period ended March 31, 2025, from Ps. 6.5 billion in the three-month period ended March 31, 2024, to Ps. 4.8 billion in the three-month period ended March 31, 2025. This decrease was mainly due to a reduction in interest earned on Mexican Government local bonds (“Government Bonds”) issued by the Ministry of Finance and Public Credit and held by Petróleos Mexicanos.
Financing Cost

Financing costs increased by Ps. 7.3 billion in the three-month period ended March 31, 2025, from Ps. 34.1 billion in the three-month period ended March 31, 2024, to Ps. 41.4 billion in the three-month period ended March 31, 2025, mainly due to the effect of the average exchange rate, reflecting a 20.2% depreciation of the peso against the U.S. dollar as of March 31, 2025, compared to the same period in 2024.
Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income increased by Ps. 7.5 billion in the three-month period ended March 31, 2025, from a derivative financial instruments cost of Ps. 5.7 billion in the three-month period ended March 31, 2024 to a derivative financial instruments income of Ps. 1.8 billion in the three-month period ended March 31, 2025, mainly as a result of (1) an increase in the fair value of our cross-currency swaps, arising from the depreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net increase in other derivative financial instruments, such as currency options.
Foreign Exchange Income (Loss), Net

A substantial portion of our indebtedness, 86.5% as of March 31, 2025, is denominated in foreign currencies. Our exchange loss, net, increased by Ps. 48.5 billion in the three-month period ended March 31, 2025, from a foreign exchange income of Ps. 33.4 billion in the three-month period ended March 31, 2024 to a foreign exchange loss of Ps. 15.1 billion in the three-month period ended March 31, 2025, primarily as a result of an 0.2% depreciation of the peso relative to the U.S. dollar during the three-month period ended March 31, 2025, as compared to the appreciation of the peso against the U.S. dollar for the three

-month period ended March 31, 2024. The value of the peso in U.S. dollar terms appreciated by 1.4%, from Ps. 16.9220 = U.S. $1.00 as of December 31, 2023, to Ps. 16.6780 = U.S. $1.00 as of March 31, 2024, as compared to a 0.2% depreciation of the peso in U.S. dollar terms from Ps. 20.2683 = U.S. $1.00 as of December 31, 2024 to Ps. 20.3182 = U.S. $1.00 as of three-month period ended March 31, 2025.
Welfare Oil Duty
As of January 1, 2025, the Mexican Government has consolidated the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty payable by Petróleos Mexicanos into the Welfare Oil Duty, which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. We are currently evaluating the economic nature of the welfare oil duty, which may result in a classification change in the Statement of Comprehensive Income in subsequent periods. For the three-month period ended March 31, 2025, the Welfare Oil Duty was Ps. 55.8 billion.
Total Duties, Taxes and Other
The total duties and taxes incurred decreased by 95.9% in the three-month period ended March 31, 2025, from Ps. 31.9 billion in the three-month period ended March 31, 2024, to Ps. 1.3 billion in the three-month period ended March 31, 2025. This decrease was mainly due to the consolidation of the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty payable by Petróleos Mexicanos into the new Welfare Oil Duty, beginning January 1, 2025.
Net Income (Loss)

In the three-month period ended March 31, 2025, we had a net loss of Ps.(43.3) billion on Ps. 395.6 billion in total revenues, as compared to a net income of Ps. 4.7 billion on Ps. 405.9 billion in total revenues in 2024. This decrease in net income relative to March 31, 2025 was primarily explained by the following factors:

•a Ps. 10.3 billion decrease in total revenues, mainly due to a decrease in the volume of Mexican crude oil for export sales;
•a Ps. 5.9 billion increase in other expenses;
•a Ps. 7.9 billion increase in administrative expenses and distribution, transportation and sale expenses;
•a Ps. 7.3 billion increase in financing costs;
•a Ps. 48.4 billion increase in exchange losses;
•a Ps. 25.3 billion increase in taxes and other duties.
•a Ps. 2.0 billion decrease in impairment of fixed assets;
•a Ps. 41.2 billion decrease in cost of sales;
•a Ps. 8.1 billion increase in other revenues; and
•a Ps. 7.6 billion increase in the income of derivative financial instruments.
Other Comprehensive Results

In the three-month period ended March 31, 2025, we had total other comprehensive losses of Ps. (94.3) billion as compared to a Ps. (6.0) billion in the three-month period ended March 31, 2024.This deterioration was primarily due to actuarial losses recognized in the three-month period ended March 31, 2025 related to retirement and post-employment benefits, mainly due to decrease in the discount and return on plan assets rate from 11.28% as of December 31, 2024, to 10.51% as of March 31, 2025.
Liquidity and Capital Resources

Overview

During the three-month period ended March 31, 2025, our liquidity position increased by 84.6% due to higher cash and cash equivalents. Under the definition of liquidity as funds available under our lines of credit, as well as cash and cash equivalen ts, our liquidity position was Ps.173.5 billion as of March 31, 2025, which represented an increase of Ps.79.5 billion from our Ps.94.0 billion position as of December 31, 2024.

Our principal use of funds in the first three months of 2025 was the payment of debt maturities and capital expenditures. We serviced our debt maturities primarily with Ps.377.8 billion from borrowings and with Ps.80.0 billion received in equity contributions from the Mexican Government.

During 2025, work remains in progress for the construction of the Olmeca refinery in Dos Bocas, Paraíso, Tabasco. Payments related to this project made in advance to contractors decreased by Ps.0.3 billion from Ps.4.0 billion as of December 31, 2024, to Ps.4.3 billion as of March 31, 2025.

As of March 31, 2025, we owed our suppliers Ps.404.4 billion, a 20.1% decrease as compared to the Ps.506.0 billion owed as of December 31, 2024. Despite these obligations, we believe net cash flows from our operating and financing activities, available cash from our available credit lines, equity contributions and cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the remainder of 2025. Our ability to raise cash from financing activities and contributions from the Mexican Government involves matters outside of our management’s control and there can be no assurance that such efforts may be successful.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal (Federal Revenue Law) applicable to us as of January 1, 2025, provides for our incurrence of up to Ps.245.4 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.
As of March 31, 2025, our total indebtedness, including accrued interest, was Ps. 2,053.5 billion (U.S. $101.1 billion) in nominal terms, which represented a 3.8% increase compared to our total indebtedness, including accrued interest, of Ps. 1,978.8 billion as of December 31, 2024. Ps. 898.5 billion (U.S. $44.2 billion) of our existing debt as of March 31, 2025, or 43.8%, is scheduled to mature in the next three years. Our working capital increased from a negative working capital of Ps. 768.0 billion as of December 31, 2024, to a negative working capital of Ps. 722.6 billion (U.S. $35.6 billion) as of March 31, 2025. Our level of debt may increase further in the short or medium term as a result of new financing activities or future depreciation of the Mexican peso as compared to the U.S. dollar, which may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, equity capital contributions from the Mexican Government, drawdowns under our available credit facilities and refinancing our existing indebtedness and repurchase transactions. See Note 17-F to our condensed consolidated interim financial statements included herein for more information related to the actions we are taking to improve our financial position.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 31.4% of our total liabilities as of March 31, 2025 and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of March 31, 2025, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps. 1,345.2 billion.
Credit ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico.
Downgrades of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations.
Going Concern

Our condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. As we describe in Notes 17 and 19 to our condensed consolidated interim financial statements included herein, there exists significant doubt concerning our ability to continue operating as a going concern. We also discuss the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Notes 17 and 19 to our condensed consolidated interim financial statements included herein. We continue to operate as a going concern, and our condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity Position
We define liquidity as funds available under our lines of credit, as well as cash and cash equivalents. The following table summarizes our liquidity position as of March 31, 2025 and December 31, 2024.

	March 31, 2025		December 31, 2024
	(millions of pesos)
Borrowing base under lines of credit	Ps.	17,034	Ps.	5,142
Cash and cash equivalents	156,489		88,842
Liquidity	Ps.	173,524	Ps.	93,984
As of March 31, 2025, we had U.S.$5,902 million and Ps.20,500 million in credit lines in order to provide liquidity of which U.S.$544 million and Ps.5,500 million were available.

As of December 31, 2024, the outstanding amount under PMI Trading's revolving credit line was U.S.$206 million. From January 1 to March 31, 2025, PMI Trading obtained U.S.$200 million from its revolving credit line and repaid U.S.$200 million. As of March 31, 2025, the outstanding amount under this revolving credit line was U.S.$206 million and the available amount was U.S.$24 million.
Cash Flows from Operating, Financing and Investing Activities

During the first three months of 2025, net cash flows from operating activities decreased to Ps.43.8 billion, as compared to Ps.95.4 billion in the first three months of 2024. Net cash flows used in investing activities totaled Ps.(81.5) billion in the first three months of 2025, as compared to Ps.(56.4) billion in the same period of 2024. Net cash flows from financing activities totaled Ps.105.2 billion in the first three months of 2025, as compared to net cash flows used in financing activities of Ps.(34.8) billion in the same period of 2024.

As of March 31, 2025, our cash and cash equivalents totaled Ps.156.5 billion, as compared to Ps.88.8 billion at December 31, 2024. See Note 9 to our condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

The following table summarizes our sources and uses of cash for the three-month periods ended March 31, 2025 and 2024:

	For the three-month period ended March 31,
	2025		2024
	(millions of pesos)
Net cash flows from operating activities	Ps.	43,812	Ps.	95,408
Net cash flows (used in) investing activities	(81,493)		(56,383)
Net cash flows from (used in) financing activities	105,167		(34,833)
Net increase in cash and cash equivalents	Ps.	67,486	Ps.	4,192
________________
Note:     Numbers may not total due to rounding.

Recent Financing Activities

For our financing activities for the period from April 1, 2025 to June 13, 2025, see Note 19 to our condensed consolidated interim financial statements included herein. As of March 31, 2025, and as of the date of this report, we were not in default under any of our financing agreements.

Capital Expenditures

As of March 31, 2025, the adjusted capital expenditures budget of Ps.127.2 billion represented an increase of 2.4% in comparison to the initial budget for 2025. The increase is explained mainly by the net effect of a reduction in our Corporate segment for financial investment in an affiliated company and an increase in our Exploration and Extraction business segment in new development fields. The adjusted budget represents a decrease of 42.6% as compared to capital expenditures in 2024.

As of March 31, 2025, we have spent Ps.72.2 billion, or 56.7%, of the total capital expenditures budget for 2025.
Capital expenditures amounts are derived from the budgetary records of Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Petróleos Mexicanos, which were prepared on a cash basis. Accordingly, these capital expenditure amounts do not reflect the acquisition of wells, pipelines, properties, plant and equipment of Ps.77.0 billion included in our condensed consolidated interim financial statements prepared in accordance with IFRS.

Increases to the financial investment budget have been designated for the construction of the Olmeca Refinery.

The following table shows our original and adjusted capital expenditures budget for 2025, excluding non-capitalizable maintenance, as well as actual amounts spent as of March 31, 2025 by each public state-owned subsidiary company and the same information for financial investments.
Capital Expenditures and Budget by Stated-owned subsidiary company

	2025 Original Budget (1)		2025 Adjusted Budget (2)		Actual spent as of March 31, 2025
	(millions of pesos)
Capital expenditures
Pemex Exploration and Production	Ps.	94,761	Ps.	97,832	Ps.	69,229
Pemex Industrial Transformation	21,036		21,036		1,610
Pemex Logistics	7,310		7,310		992
Petróleos Mexicanos	1,151		1,021		323
Total capital expenditures	Ps.	124,258	Ps.	127,199	Ps.	72,154

Total financial investment	Ps.	1,500	Ps.	1,630	Ps.	764
Note: Numbers may not total due to rounding.
n.a.: Not applicable.
(1) Amended budget was authorized on February 28, 2025. The original budget was published in the Official Gazette of the Federation on December 24, 2024.
(2) Adjusted budget authorized on March 31, 2025.
Source: Petróleos Mexicanos

Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics were dissolved effective as of March 19, 2025. For more information, see “Explanatory Note,” “Special Note Regarding Mexican Constitutional
Amendments” and “Item 4—Information on the Company—History and Development—Recent Energy Reform” in the
Form 20-F.

Business Overview

Production

Our selected summary operating data is set forth below.

	Three months ended March 31,
	2025		2024		Change	%
Operating Highlights
Production
Liquids (tbpd) (1) (3)	1,596		1,800		(204.0)	(11.3)
Natural gas (mmcfpd) (2)(3)	3,459		3,773		(314.0)	(8.3)
Petroleum products (tbpd) (4)	917		1,011		(94.0)	(9.3)
Dry gas from plants (mmcfpd)	1,758		1,931		(173.0)	(9.0)
Natural gas liquids (tbpd)	143		156		(13.0)	(8.3)
Petrochemicals (tt)	341		335		6.0	1.8

Average crude oil exports (tbpd) (5)
Olmeca	94.3		42.5		51.8	121.9
Isthmus (6)	101.9		260.3		(158.4)	(60.9)
Maya (7)	435.2		500.5		(65.3)	(13.0)
Zapoteco	31.5		54.2		(22.7)	(41.9)
Total	662.9		857.5		(194.6)	(22.7)

Value of crude oil exports (value in millions of U.S. dollars) (5)	U.S.$	3,897.0	U.S.$	5,668.6	(1,771.6)	(31.3)

Average PEMEX crude oil export prices per barrel (8)
Olmeca	U.S.$	67.07	U.S.$	78.10	(11.0)	(14.1)
Isthmus	70.06		75.11		(5.1)	(6.7)
Maya	63.76		71.12		(7.4)	(10.3)
Altamira	62.2		—		62.2	100.0
Zapoteco	66.83		72.27		(5.4)	(7.5)
Weighted average price (9)	U.S.$	65.32	U.S.$	72.64	(7.3)	(10.1)

West Texas Intermediate crude oil average price per barrel (10)	U.S.$	71.73	U.S.$	76.89	(5.2)	(6.7)
Note: Numbers may not total due to rounding.
Tbpd = thousands of barrels per day.
mmcfpd = millions of cubic feet per day.
Tt = thousands of tons.
(1)Includes crude oil and condensates.
(2)Gas production does not include nitrogen.
(3)Does not consider the production of oil and gas corresponding to the partner.
(4)Gasoline production does not consider transfers.
(5)The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of March 31, 2025.
(6)Includes Mexican Blend Salina Cruz (MXBSC) crude oil.
(7)Includes heavy crude oil Altamira and Talam.
(8)Average price during period indicated based on billed amounts.
(9)On June 17, 2025, the weighted average price of our crude oil export mix was U.S.$69.90 per barrel.
(10)On June 17, 2025, the West Texas Intermediate crude oil spot price was U.S.$75.36 per barrel.
Source: Petróleos Mexicanos and the PMI Subsidiaries.

Daily production of liquids decreased by 11.3% in the first three months of 2025, from 1,800 thousand barrels per day in the first three months of 2024, to 1,596 thousand barrels per day in the first three months of 2025. This decrease was mainly due to:

•a 9.4% decrease in the production of liquids in light crude oil, mainly in new developments such as the Quesqui, Tupilco Profundo, Ek, Balam, Yaxché and Xanab field; and

•a 13.0% decrease in the production of heavy crude oil, mainly due to declining production in the Ayatsil, Maloob and Zaap fields in the Northeast Marine Region.

Production of natural gas decreased by 8.3% during the first three months of 2025, from 3,773 million cubic feet per day in the first three months of 2024 to 3,459 million cubic feet per day in the same period of 2025. This decrease was primarily due to lower production levels in the Tupilco Profundo, Sini, Tizón and Quesqui fields in the Southern Region, Akal, Maloob and Zaap fields in the Northeast Marine Region as well as Xux, Tsimín, and Onel fields in the Southwestern Marine Region.

Production of petroleum products decreased by 9.3% during the first three months of 2025, from 1,011 thousand barrels per day in the first three months of 2024 to 917 thousand barrels per day in the first three months of 2025. The production of petroleum products in the first three months of 2025 was composed of 305 thousand barrels of gasoline, 171 thousand barrels of diesel, 43 thousand barrels of jet fuel and 399 thousand barrels of other petroleum products and liquefied petroleum gas.

The National Refining System maintenance program has focused on conversion units to increase distillate production, resulting in a decrease in fuel oil production from 320 thousand barrels per day in the first three months of 2024 to 240 thousand barrels per day in the same period of 2025.

Dry gas production decreased by 9.0% during the first three months of 2025, as compared to the same period of 2024. This decrease was mainly due to lower sour wet gas production in the southeast region of our Exploration and Extraction segment, which declined by approximately 134 million cubic feet per day, as well as lower Burgos sweet wet gas production in the northern region, which declined by approximately 76 million cubic feet per day.

Natural gas liquids production decreased by 8.3% during the first three months of 2025, as compared to the same period of 2024, primarily as a result of issues with the availability of dynamic equipment at cryogenic units within the Nuevo Pemex, Ciudad Pemex and Cactus gas processing complexes.

Petrochemicals production increased by 1.8% during the first three months of 2025, as compared to the same period of 2024. This increase was mainly the result of improved performance in the following areas:

•The production of carbon dioxide at the Cosoleacaque Petrochemical Complex increased by 7 thousand tons.
•The production of aromatics and derivatives, increased by 5 thousand tons due to the continued operation of the continuous catalytic reforming unit at the Cangrejera Petrochemical Complex.

Industrial Transformation

Crude oil processing averaged 935.9 thousand barrels per day during the first three months of 2025, which represented a decrease of 5.0% as compared to the same period of 2024. This decrease was due to lower crude oil process at the Minatitlán and Tula refineries, partly resulting from operational pauses due to adverse weather conditions and the quality of crude supplied to Maya distilling unit. The crude oil process levels recorded in the National Refining System were as follows: Salina Cruz with 214.6 thousand barrels per day, Tula with 202.1 thousand barrels per day, Cadereyta with 152.6 thousand barrels per day, Salamanca with 123.7 thousand barrels per day, Minatitlán with 106.3 thousand barrels per day, Madero with 99.0 thousand barrels per day and Olmeca with 37.6 thousand barrels per day.

Olmeca Refinery

All units at the Olmeca refinery were mechanically completed as of March 31, 2025. In December 2024, the refinery halted operations due to issues with the crude oil's quality parameters. Operations resumed by the end of February 2025. It is expected that the two atmospheric distillation trains of the refinery will be operational by the second quarter of 2025.

Deer Park Refinery

Production

Our selected summary operating data is set forth below.

	Three months ended March 31,
	2025	2024	Change	%
Operating Highlights
Production
Petroleum products (tbpd)	294	278	16.0	5.8
Dry gas from plants (tbpd)	13	13	—	—
Natural gas liquids (tbpd)	10	8	2.0	25.0
Petrochemicals (tbpd)	17	11	6.0	54.5

Tbpd = thousands of barrels per day.

Source: Deer Park’s statistical and accounting information systems.

From January 1 to March 31, 2025, the Deer Park Refinery processed 282.4 thousand barrels per day of crude oil and produced 293.9 thousand barrels per day of petroleum products, of which 44.6% were distillates.

Gasolinas Bienestar, S.A. de C.V.

Since July 2023, Gasolinas Bienestar, S.A. de C.V., our wholly owned subsidiary, acquires crude oil and petroleum products from certain of our affiliates for export to the Republic of Cuba. In the three months ended March 31, 2025, Gasolinas Bienestar, S.A. de C.V. exported 19.6 thousand barrels per day of crude oil and 2.0 thousand barrels per day of petroleum products in the aggregate amount of Ps.3.1 billion (U.S.$0.2 billion). Such sales represented 3.3% of total exports of crude oil and 1.9% of total export sales of petroleum products, respectively. Sales by Gasolinas Bienestar, S.A. de C.V. are made under peso-denominated contracts at prevailing market rates. We have procedures in place to ensure such sales are carried out in compliance with applicable law.

New Corporate Structure

On May 22, 2025, the Board of Directors of Petróleos Mexicanos approved the nuevo Estatuto Orgánico de Petróleos Mexicanos (New Organic Statute of Petróleos Mexicanos or the “New Organic Statute”). The New Organic Statute was published in the Official Gazette of the Federation on May 30, 2025, and became effective on June 1, 2025. The New Organic Statute establishes the new structure and organization of PEMEX. Changes derived from this new structure will be reflected in subsequent periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEOS MEXICANOS

By:	/s/ José Alberto Jiménez Hernández
Name: José Alberto Jiménez Hernández
Title: Associate Managing Director of Finance
Date: June 23, 2025

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•exploration and production activities, including drilling;
•activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;
•activities relating to our lines of business;
•projected and targeted capital expenditures and other costs;
•trends in international and Mexican crude oil and natural gas prices;
•liquidity and sources of funding, including our ability to continue operating as a going concern;
•farm-outs, joint ventures and strategic alliances with other companies; and
•the monetization of certain of our assets.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;
•credit ratings and limitations on our access to sources of financing on competitive terms;
•our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;
•the level of financial and other support we receive from the Mexican Government;
•national or international public health events, including the outbreak of pandemics or contagious disease;
•the outbreak of military hostilities, including an escalation of the military conflict involving Russia and Ukraine, the conflict in the Middle East and disruptions to shipping operations in the Red Sea;
•effects on us from competition, including on our ability to hire and retain skilled personnel;
•uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•technical difficulties;
•significant developments in the global economy;
•significant economic or political developments in Mexico and the United States;
•developments affecting the energy sector;
•changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;
•receipt of governmental approvals, permits and licenses;
•natural disasters, accidents, blockades and acts of sabotage or terrorism;
•the cost and availability of adequate insurance coverage; and
•the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Financial Position
As of March 31, 2025 and December 31, 2024
(Figures stated in thousands, except as noted)

Assets	Note	March 31, 2025		December 31, 2024

Current assets:
Cash and cash equivalents	8,9	Ps.	156,489,300	88,841,826
Customers, net	7,8,10-A	132,855,625		126,733,175
Other financing receivables	7,8,10-B	39,518,631		32,330,944
Other non-financing receivables	7,8,10-B	50,420,409		74,532,913
Inventories	11	90,144,215		88,569,989
Government Bonds	14-A	32,278,935		14,740,032
Derivative financial instruments	8	12,953,988		9,203,958
Other current assets	8	5,876,371		4,601,883
Total current assets	6	Ps.	520,537,474	439,554,720
Non-current assets:
Investments in associates	8	2,663,602		2,692,938
Wells, pipelines, properties, plant and equipment, net	12	1,626,144,136		1,650,532,712
Rights of use assets		41,578,558		41,964,533
Long-term notes receivable, net of current portion	8	1,059,789		1,021,778
Government Bonds	14-A	—		21,135,321
Deferred income taxes and duties		6,910,233		7,033,529
Intangible assets, net	13	14,429,547		17,088,277
Other assets	14-B	32,536,028		27,728,775
Total non-current assets	6	Ps.	1,725,321,893	1,769,197,863
Total assets		Ps.	2,245,859,367	2,208,752,583
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Financial Position
As of March 31, 2025 and December 31, 2024
(Figures stated in thousands, except as noted)

Liabilities	Note	March 31, 2025		December 31, 2024

Short-term debt and current portion of long-term debt	8,15	Ps.	561,781,184	425,218,517
Short-term leases	8	8,972,329		8,628,404
Suppliers	8	404,407,261		505,989,382
Income taxes and duties payable		75,656,868		85,941,389
Accounts and accrued expenses payable	8	80,752,543		72,773,222
Derivative financial instruments	8	111,575,663		108,972,467
Total current liabilities	6	1,243,145,848		1,207,523,381
Long-term liabilities:
Long-term debt, net of current portion	8,15	1,491,671,159		1,553,553,738
Long-term leases, net of current portion	8	37,498,261		38,196,862
Employee benefits		1,345,150,399		1,232,589,895
Provisions for sundry creditors	16	149,224,746		137,835,561
Other liabilities		15,454,026		17,692,458
Deferred income taxes		5,108,199		5,136,424
Total long-term liabilities	6	3,044,106,790		2,985,004,938
Total liabilities		Ps.	4,287,252,638	4,192,528,319
Equity (deficit)	6,17
Controlling interest:
Certificates of Contribution “A”		1,432,719,039		1,352,716,466
Mexican Government contributions		66,730,591		66,730,591
Legal reserve		1,002,130		1,002,130
Accumulated other comprehensive result		191,663,417		285,954,621
Accumulated deficit:
From prior years		(3,689,905,157)		(2,909,489,303)
Net (loss) income for the year		(43,327,280)		(780,415,854)
Total controlling interest		(2,041,117,260)		(1,983,501,349)
Total non-controlling interest		(276,011)		(274,387)
Total equity (deficit)		(2,041,393,271)		(1,983,775,736)
Total liabilities and equity (deficit)		Ps.	2,245,859,367	2,208,752,583
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Comprehensive Income
For the three-month periods ended March 31, 2025 and 2024
(Figures stated in thousands, except as noted)

	Note	2025		2024

Net revenues
Domestic	6,7	Ps.	238,259,390	Ps.	235,530,332
Export	6,7	156,806,854		169,689,025
Services income	6,7	523,259		679,022
Total revenues		395,589,503		405,898,379
(Impairment) of wells, pipelines, properties, plant and equipment, net	6,12-E	(5,620,328)		(7,645,843)
Cost of sales	6	280,954,821		322,185,373
Gross income	6	109,014,354		76,067,163
Distribution, transportation and sale expenses	6	4,244,691		2,495,682
Administrative expenses	6	46,915,874		40,724,709
Other revenues	6	12,362,124		4,249,623
Other expenses	6	6,628,283		698,882
Operating income	6	63,587,630		36,397,513
Financing income (1)	6	4,769,152		6,539,289
Financing cost (2)	6	41,401,868		34,085,757
Derivative financial instruments income (cost), net	6	1,847,560		(5,718,861)
Foreign exchange (loss) income, net	6	(15,057,989)		33,388,097
Sum of financing income, financing cost, derivative financial instruments income (cost), net and foreign exchange (loss) income, net		(49,843,145)		122,768
Profit sharing in associates	6	67,301		30,897
Welfare oil duty		55,842,382		—
(Loss) income before duties, taxes and other		(42,030,596)		36,551,178
Profit sharing duty, net		—		31,148,862
Income tax expense		1,298,336		720,110
Total duties, taxes and other	6	1,298,336		31,868,972
Net (loss) income	6	Ps.	(43,328,932)	Ps.	4,682,206
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		1,274,960		(5,989,200)
Items that will not be reclassified:
Actuarial (losses) gains - employee benefits, net of taxes	17-D	(95,566,136)		38
Total other comprehensive results		(94,291,176)		(5,989,162)
Total comprehensive (loss)		Ps.	(137,620,108)	Ps.	(1,306,956)
Net (loss) income attributable to:
Controlling interest		Ps.	(43,327,280)	Ps.	4,696,102
Non-controlling interest		(1,652)		(13,896)
Net (loss) income		Ps.	(43,328,932)	Ps.	4,682,206
Other comprehensive results attributable to:
Controlling interest		Ps.	(94,291,204)	Ps.	(5,988,880)
Non-controlling interest		28		(282)
Total other comprehensive results		Ps.	(94,291,176)	Ps.	(5,989,162)
Comprehensive (loss) income:
Controlling interest		Ps.	(137,618,484)	Ps.	(1,292,778)
Non-controlling interest		(1,624)		(14,178)
Total comprehensive (loss)		Ps.	(137,620,108)	Ps.	(1,306,956)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gain on discount rate of plugging of wells in 2025 and 2024.
(2)Mainly interest on debt.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Changes in Equity (deficit)
For the three-month periods ended March 31, 2025 and 2024
(Figures stated in thousands, except as noted) (See Note 17)

	Controlling interest
					Accumulated other comprehensive result		Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions	Legal reserve	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the year	From prior years	Total		Non- controlling interest	Total Equity (deficit)
Balances as of December 31, 2023	Ps.	1,196,207,416	66,730,591	1,002,130	(28,679,410)	21,366,405	8,106,714	(2,917,596,017)	Ps.	(1,652,862,171)	(116,639)	Ps.	(1,652,978,810)
Transfer to accumulated deficit	—		—	—	—	—	(8,106,714)	8,106,714	—		—	—
Increase in Certificates of Contribution “A”	77,237,018		—	—	—	—	—	—	77,237,018		—	77,237,018
Total comprehensive (loss) income	—		—	—	(5,988,918)	38	4,696,102		(1,292,778)		(14,178)	(1,306,956)
Balances as of March 31, 2024	Ps.	1,273,444,434	66,730,591	1,002,130	(34,668,328)	21,366,443	4,696,102	(2,909,489,303)	(1,576,917,931)		(130,817)	Ps.	(1,577,048,748)

Balances as of December 31, 2024	Ps.	1,352,716,466	66,730,591	1,002,130	61,416,390	224,538,231	(780,415,854)	(2,909,489,303)	Ps.	(1,983,501,349)	(274,387)	Ps.	(1,983,775,736)
Transfer to accumulated deficit	—		—	—	—	—	780,415,854	(780,415,854)	—		—	—
Increase in Certificates of Contribution “A”	80,002,573		—	—	—	—	—	—	80,002,573		—	80,002,573
Total comprehensive (loss) income	—		—	—	1,274,932	(95,566,136)	(43,327,280)	—	(137,618,484)		(1,624)	(137,620,108)
Balances as of March 31, 2025	Ps.	1,432,719,039	66,730,591	1,002,130	62,691,322	128,972,095	(43,327,280)	(3,689,905,157)	Ps.	(2,041,117,260)	(276,011)	Ps.	(2,041,393,271)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim statements of Cash Flows
For the three-month periods ended March 31, 2025 and 2024
(Figures stated in thousands, except as noted)

	2025		2024

Operating activities:
Net (loss) income	Ps.	(43,328,932)	4,682,206

Income taxes and duties	1,298,336		31,868,972
Depreciation and amortization of wells, pipelines, properties, plant and equipment	35,904,020		32,880,697
Amortization of intangible assets	51,157		67,232
Impairment of wells, pipelines, properties, plant and equipment	5,620,328		7,645,843
Capitalized unsuccessful wells	—		4,406,064
Unsuccessful wells from intangible assets	—		2,511,701
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	934,728		1,619,802
Depreciation of rights of use	1,379,103		1,419,646
Unrealized foreign exchange loss in discount rate of reserve for well abandonment	2,173,400		1,114,600
(Profit) sharing in associates, net	(67,301)		(30,897)
Unrealized foreign exchange loss (income)	9,873,338		(23,269,039)
Financing cost	41,401,868		34,085,757
Financing income	(4,769,152)		(6,539,289)
Funds from operating activities	50,470,893		92,463,295
Profit-sharing duty and Welfare duty paid	(70,559,376)		(14,929,410)
Derivative financial instruments	(1,146,835)		17,323,220
Customers and accounts receivable	12,302,117		79,003,431
Inventories	(7,651,022)		(4,716,132)
Accounts payable and accrued expenses	7,979,321		(1,275,257)
Suppliers	(29,995,736)		5,851,469
Provisions for sundry creditors	6,346,729		(4,404,449)
Employee benefits	16,994,368		13,156,839
Other taxes and duties	59,071,591		(87,065,098)
Net cash flows from operating activities	43,812,050		95,407,908
Investing activities
Interest collected	2,260,882		1,921,092
Other assets	(6,081,741)		(2,248,024)
Acquisition of wells, pipelines, properties, plant and equipment	(77,006,240)		(46,818,054)
Acquisition of intangible assets	(665,634)		(9,238,437)
Net cash flows (used in) investing activities	(81,492,733)		(56,383,423)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	80,002,573		77,237,018
Collections from the Mexican Government	3,586,058		3,579,085
Interest collected from the Mexican Government	980,870		1,928,811
Lease payments	(1,836,435)		(1,696,849)
Interest of lease paid	(366,390)		(624,222)
Loans obtained from financial institutions	377,847,363		265,844,278
Debt payments, principal only	(299,080,742)		(330,124,127)
Interest paid	(55,966,327)		(50,977,215)
Net cash flows from (used in) financing activities	105,166,970		(34,833,221)
Net increase in cash and cash equivalents	67,486,287		4,191,264
Effects of foreign exchange on cash balances	161,187		(912,389)
Cash and cash equivalents at the beginning of the period	88,841,826		68,747,376
Cash and cash equivalents at the end of the period (Note 9)	Ps.	156,489,300	72,026,251
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 1.    STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS STATE-OWNED PUBLIC COMPANY AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.

On August 11, 2014, the Ley de Petróleos Mexicanos (the “2014 Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The 2014 Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.

The Subsidiary Entities, Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) were productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The Subsidiary Entities and their primary purposes, were as follows:

•Pemex Exploration and Production: This entity was in charge of the exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;

•Pemex Industrial Transformation: This entity performed activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, petroleum products, natural gas and petrochemicals, as well as commercialized, distributed and traded methane, ethane and propylene, directly or through others; and

•Pemex Logistics: This entity provided transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provided guard and management services.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) was that the Subsidiary Entities were productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

On October 31, 2024, amendments to Articles 25, 27 and 28 of the Mexican Constitution were signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation as the Energy Reform Decree. The Energy Reform Decree took effect on November 1, 2024 and transformed the legal regime of Petróleos Mexicanos from an empresa productiva del Estado (productive state-owned company) to an empresa pública del Estado (state-owned public company). The Energy Reform Decree reaffirmed the Mexican nation’s ownership of the hydrocarbons located Mexico’s subsoil and included transitional articles setting forth the general framework and timeline for its implementation through the Secondary Legislation.

On March 12, 2025, the Mexican Congress approved the Secondary Legislation, which was subsequently signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation on March 18, 2025. The Secondary Legislation took effect on March 19, 2025 and included six new laws, including the Ley de la Empresa Pública del Estado, Petróleos Mexicanos (the “2025 Petróleos Mexicanos Law”).

According to the 2025 Petróleos Mexicanos Law, Petróleos Mexicanos is wholly owned by the Mexican Government and categorized under the Ministry of Energy. Petróleos Mexicanos must adhere to the energy policy established by this Ministry of Energy.

The 2025 Petróleos Mexicanos Law dissolved Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics effective as of March 19, 2025. All of the assets, liabilities, rights and obligations of the subsidiary entities were assumed by, and transferred at historical cost without gain or loss to Petróleos Mexicanos and it became the successor of the subsidiary entities as a matter of Mexican law.

Petróleos Mexicanos now operates under a special regulatory framework concerning remuneration, subsidiaries, acquisitions, leases, services, administrative responsibilities, budgeting and debt management. Additionally, PEMEX incorporates sustainability principles, austerity, and accounting practices. Petróleos Mexicanos is not subject to the Ley General de Contabilidad Gubernamental (Governmental Accounting Law) and will continue to report under IFRS Accounting Standards.

Under this new legal framework, Petróleos Mexicanos is responsible for strategic activities related exploration and extraction of hydrocarbons and the supply chain activities (import, export, and transformation—including the storage, commercialization, transportation, distribution, and sale of hydrocarbons and their derivatives).

Furthermore, Petróleos Mexicanos is involved in research, developing, and implementing activities related to energy sources other than those derived from hydrocarbons, ensuring that those activities are recognized as non-monopolic. The enactment of the 2025 Petróleos Mexicanos Law does not affect any payment obligations previously contracted, nor does it alter the guarantees provided by Petróleos Mexicanos or the dissolved entities, whether in Mexico or abroad, where Petróleos Mexicanos is the beneficiary.

“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies. Petróleos Mexicanos State-Owned Public Company and the Subsidiary Companies are referred to collectively herein as “PEMEX”.

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.
NOTE 2.    AUTHORIZATION AND BASIS OF PREPARATION
Authorization
On June 23, 2025, these condensed consolidated interim financial statements and the notes hereto were authorized for issuance by the following officers: Mr. Víctor Rodríguez Padilla, Chief Executive Officer, Mr. Juan Carlos Carpio Fragoso, Chief Financial Officer, Mr. Óscar René Orozco Piliado, Deputy Director of Accounting and Mr. Ernesto Balcázar Hernández, Associate Managing Director of Accounting.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Basis of preparation
A.    Statement of compliance
PEMEX prepared its condensed consolidated interim financial statements as of March 31, 2025 and December 31, 2024, and for the three-month periods ended March 31, 2025 and 2024, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board.

These condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2024. PEMEX estimates that there is no significant impact on its condensed consolidated interim financial statements due to the seasonality of operations. These condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2024.
B.    Basis of accounting
These condensed consolidated interim financial statements have been prepared using the historical cost basis method, except for the following items, which have been measured using an alternative basis.

ITEM	BASIS OF MEASUREMENT
Derivative Financial Instruments (“DFIs”)	Fair Value

Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)
C.    Going concern
The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period (See Note 17-F).
D.    Functional and reporting currency
These condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:
i.    The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;
ii.    The budget through which Petróleos Mexicanos operates as an entity of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;
iii.    Employee benefits provision was 31% and 29% of PEMEX’s total liabilities as of March 31, 2025 and December 31, 2024, respectively. This provision is computed, denominated and payable in Mexican pesos; and
iv.    Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.
Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

With regards to PEMEX’s foreign currency (export sales, borrowings, etc.), Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.
Terms definition
References in these condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S.$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.
E.    Use of judgments and estimates
The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.
Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.
The significant judgements made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2024.
i.    Measurement of fair values
Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities. PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
NOTE 3.    MATERIAL ACCOUNTING POLICIES
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2024, except for the adoption of new standards effective as of January 1, 2025. However, these new standards have not had a material effect on the condensed consolidated interim financial statements of PEMEX.
NOTE 4.    NEW ACCOUNTING STANDARDS AND RECENTLY ISSUED ACCOUNTING STANDARDS

New Accounting Standards

A number of new standards are effective for annual periods beginning after January 1, 2025 and earlier application is permitted; however, PEMEX has not early adopted the new or amended standards in preparing these condensed consolidated interim financial statements.

The following amended standards and interpretations are not expected to have a significant impact on PEMEX’s condensed consolidated interim financial statements:

Recently Issued Accounting Standards

i. Applicable as of January 1, 2025

•Lack of Exchangeability (Amendments to IAS 21)
•Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
•Subsidiaries without Public Accountability Disclosures (IFRS 19)

ii. Applicable as of January 1, 2027

•Presentation and Disclosure in Financial Statements (IFRS 18) PEMEX is in the process of assessing the impact of IFRS 18 to meet the new presentation and disclosure requirements.

NOTE 5.    SUBSIDIARY COMPANIES
As of March 31, 2025 and December 31, 2024, the consolidated Subsidiary Companies are as follows:

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•P.M.I. Trading, DAC. (“PMI Trading”) (i)(iii)(vii)
•P.M.I. Holdings Petróleos España, S.L.U. (“HPE”) (i)(iii)(v)
•P.M.I. Services North America, Inc. (“PMI SUS”) (i)(iii)(vi)
•P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”) (i)(iii)(iv)
•P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”) (i)(ii)(iv)
•PMI Campos Maduros SANMA, S. de R.L. de C.V. (“SANMA”) (iii)(iv)(xiii)
•Pro-Agroindustria, S.A. de C.V. (“AGRO”) (iii)(iv)
•PTI Infraestructura de Desarrollo, S.A. de C.V. (“PTI ID”) (iii)(iv)
•P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (“PMI SP”) (iii)(iv)
•Pemex Procurement International, Inc. (“PPI”) (iii)(vi)
•Pemex Finance Limited (“FIN”) (iii)(ix)(xii)
•Mex Gas Internacional, S.L. (“MGAS”) (iii)(iv)
•Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. (“PDII”) (iii)(iv)
•KOT Insurance Company, AG. (“KOT”) (iii)(viii)
•PPQ Cadena Productiva, S.L.U. (“PPQCP”) (iii)(v)(xi)
•I.I.I. Servicios, S.A. de C.V. (“III Servicios”) (iii)(iv)
•PMI Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(iii)(iv)
•PMX Fertilizantes Holding, S.A. de C.V. (“PMX FH”) (iii)(iv)
•PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (iii)(iv)
•Grupo Fertinal, S.A. de C.V. (“GP FER”) (iii)(iv)
•Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(iv)(xi)
•P.M.I. Trading México, S.A. de C.V. (“TRDMX”) (i)(iii)(iv)
•Holdings Holanda Services, B.V. (“HHS”) (iii)(x)
•Deer Park Refining Limited Partnership (“Deer Park” or “DPRLP”) (i)(iii)(vi)
•Gasolinas Bienestar, S.A. de C.V. (“GASOB”) (iii)

(i)Member Company of the “PMI Subsidiaries”.
(ii)Non-controlling interest company (98.33% in PMI CIM and 60.00% in COMESA).
(iii)Petróleos Mexicanos owns 100.00% of the interests in this Subsidiary Company.
(iv)Operates in Mexico.
(v)Operates in Spain.
(vi)Operates in the United States of America.
(vii)Operates in Ireland.
(viii)Operates in Switzerland.
(ix)Operates in the Cayman Islands.
(x)Operates in the Netherlands.
(xi)This company is in process of liquidation.
(xii)This company was liquidated in September 2024.
(xiii)This company was liquidated in December 2024.
NOTE 6.    SEGMENT FINANCIAL INFORMATION
PEMEX’s primary business is the exploration and extraction of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of March 31, 2025 and December 31, 2024, PEMEX’s operations were conducted through seven business segments: Exploration and Extraction (formerly Exploration and Production), Industrial Transformation, Logistics, Deer Park, the Trading Companies, Corporate and Other Operating Subsidiary Companies.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at market prices.
The primary sources of revenue for PEMEX’s business segments are as described below:
•The Exploration and Extraction segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 11 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to the Industrial Transformation segment. Additionally, it receives income from drilling services, and servicing and repairing wells.
•The Industrial Transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency or "ASA"). The refining segment’s most important products are different types of gasoline and diesel.
The Industrial Transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.
•The Logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.
•The Deer Park segment includes DPRLP's operations, generates revenues from sales of distillates and gasoline in the U.S. market.
•The Trading Companies segment, which consists of PMI CIM, PMI NASA, PMI Trading, MGAS and GASOB (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.
•The Corporate segment provides administrative, financing and consulting services to PEMEX’s subsidiary entities and companies.
•The Other Operating Subsidiary Companies segment provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s Subsidiary Companies.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.

As of/for the three month period ended March 31, 2025	Exploration and extraction		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	71,841,444	148,283,108	—	42,145,591	128,280,418	—	4,515,683	—	Ps.	395,066,244
Intersegment	107,158,122		87,822,288	27,763,578	6,071,329	115,875,241	9,133,222	13,522,079	(367,345,859)	—
Services income	7,432		22,449	123,959	—	363,556	144	5,719	—	523,259
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(9,028,380)		3,408,052	—	—	—	—	—	—	(5,620,328)
Cost of sales	83,166,676		239,285,793	17,766,899	47,260,970	235,151,436	207,313	14,896,020	(356,780,286)	280,954,821
Gross income (loss)	86,811,942		250,104	10,120,638	955,950	9,367,779	8,926,053	3,147,461	(10,565,573)	109,014,354
Distribution, transportation and sale expenses	56,651		5,743,057	3,584	—	14,690	26,842	37,431	(1,637,564)	4,244,691
Administrative expenses	13,536,899		13,104,341	3,544,257	401,058	694,330	22,275,209	2,242,853	(8,883,073)	46,915,874
Other revenue	9,544,791		1,245,547	317,974	(211,739)	256,639	90,866	1,118,046	—	12,362,124
Other expenses	(23,046,307)		36,422,199	1,116,108	—	3,017	(7,814,569)	6,549	(58,714)	6,628,283
Operating income	105,809,490		(53,773,946)	5,774,663	343,153	8,912,381	(5,470,563)	1,978,674	13,778	63,587,630
Financing income	18,983,162		108,218	3,467,598	217,230	353,388	74,290,389	460,402	(93,111,235)	4,769,152
Financing cost	51,637,201		21,894,378	77,061	36,872	1,966,117	58,293,291	594,402	(93,097,454)	41,401,868
Derivative financial instruments income (cost) , net	25,334,437		57,838	—	—	(375,055)	(23,169,660)	—	—	1,847,560
Foreign exchange (loss) income, net	(11,405,039)		(4,011,329)	(138,764)	—	(22,874)	(109,074)	629,091	—	(15,057,989)
Profit (loss) sharing in associates	—		—	—	—	5,881,437	(30,575,081)	6,849,568	17,911,377	67,301
Welfare oil duty	55,842,382		—	—	—	—	—	—	—	55,842,382
Total duties, taxes and other	—		—	—	2,003	1,119,014	—	177,319	—	1,298,336
Net (loss) income	Ps.	31,242,467	(79,513,597)	9,026,436	521,508	11,664,146	(43,327,280)	9,146,014	17,911,374	Ps.	(43,328,932)
Total current assets	1,116,220,131		159,476,585	273,323,690	36,533,980	265,606,117	3,540,583,374	121,639,372	(4,992,845,775)	520,537,474
Total non-current assets	903,292,031		221,092,963	126,638,802	34,599,432	141,311,110	(331,428,020)	577,960,088	51,855,487	1,725,321,893
Total current liabilities	648,676,789		1,746,501,091	51,943,981	10,684,336	231,731,515	3,477,324,341	69,043,760	(4,992,759,965)	1,243,145,848
Total long-term liabilities	1,934,169,786		617,301,417	81,819,193	1,987,484	1,705,143	1,772,948,273	53,427,955	(1,419,252,461)	3,044,106,790
Total equity (deficit)	(563,334,413)		(1,983,232,960)	266,199,318	58,461,592	173,480,569	(2,041,117,260)	577,127,745	1,471,022,138	(2,041,393,271)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	31,037,268		1,758,854	1,454,373	821,473	69,999	156,887	605,166	—	35,904,020
Depreciation of rights of use	75,629		931,201	85,413	169,022	60,767	14,869	42,202	—	1,379,103
Net periodic cost of employee benefits	10,712,328		14,958,362	2,508,616	—	1,558	9,596,475	17,459	—	37,794,798
Interest income (1)	43,762		99,296	3,515	70,018	203,071	2,445,503	335,230	—	3,200,395
Interest cost (2)	(1,429,830)		920,686	77,061	36,872	1,473,942	36,848,068	457,986	—	38,384,785
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the three month period ended March 31, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	87,259,330	158,443,854	—	39,287,572	111,617,924	—	8,610,677	—	Ps.	405,219,357
Intersegment	132,036,850		92,936,478	25,697,326	6,396,083	119,735,847	16,696,155	10,413,805	(403,912,544)	—
Services income	6,136		46,997	122,305	—	496,324	210	7,050	—	679,022
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(7,529,638)		55,625	(171,830)	—	—	—	—	—	(7,645,843)
Cost of sales	126,715,893		277,387,615	20,842,700	41,735,928	226,556,362	204,209	16,343,592	(387,600,926)	322,185,373
Gross income (loss)	85,056,785		(25,904,661)	4,805,101	3,947,727	5,293,733	16,492,156	2,687,940	(16,311,618)	76,067,163
Distribution, transportation and sale expenses	154,330		3,739,994	81,050	—	25,740	(14,544)	25,113	(1,516,001)	2,495,682
Administrative expenses	14,913,743		14,008,418	4,514,907	385,698	713,603	19,614,921	1,288,502	(14,715,083)	40,724,709
Other revenue	1,161,805		1,971,551	140,427	3,415	134,420	60,378	777,627	—	4,249,623
Other expenses	293,119		377,794	27,322	—	13,566	73,316	6,860	(93,095)	698,882
Operating income (loss)	70,857,398		(42,059,316)	322,249	3,565,444	4,675,244	(3,121,159)	2,145,092	12,561	36,397,513
Financing income	18,957,683		429,665	4,924,388	250,201	291,368	68,478,619	540,260	(87,332,895)	6,539,289
Financing cost	57,168,336		8,470,830	74,558	34,439	1,870,166	53,217,184	570,578	(87,320,334)	34,085,757
Derivative financial instruments (cost) income, net	(13,840,638)		22,423	—	42,068	(520,824)	8,578,110	—	—	(5,718,861)
Foreign exchange income (loss) , net	19,705,014		18,820,550	37,250	—	10,792	(4,068,914)	(1,116,595)	—	33,388,097
Profit (loss) sharing in associates	(11,682)		(622,954)	5	—	5,416,805	(12,493,866)	10,440,118	(2,697,529)	30,897
Total duties, taxes and other	31,744,815		—	670,042	33,722	(57,354)	(540,495)	18,242	—	31,868,972
Net income (loss)	Ps.	6,754,624	(31,880,462)	4,539,292	3,789,552	8,060,573	4,696,101	11,420,055	(2,697,529)	Ps.	4,682,206
Depreciation and amortization of wells, pipelines, properties, plant and equipment	26,980,687		2,920,844	1,650,926	539,928	68,143	143,031	577,138	—	32,880,697
Depreciation of rights of use	80,870		760,813	83,347	137,331	184,209	150,632	22,444	—	1,419,646
Net periodic cost of employee benefits	9,887,798		14,124,150	2,399,715	—	2,413	8,769,135	15,915	—	35,199,126
Interest income (1)	41,254		241,653	3,805	88,124	109,419	2,877,066	426,943	—	3,788,264
Interest cost (2)	(1,620,529)		742,731	74,558	34,439	1,496,038	30,998,309	425,205	—	32,150,751
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of December 31, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	Ps.	1,122,872,816	225,147,273	294,804,303	32,870,141	287,375,832	2,040,342,693	111,987,963	(3,675,846,301)	Ps.	439,554,720
Total non-current assets	938,768,113		590,508,074	127,928,147	34,744,185	130,862,284	(171,049,739)	567,969,098	(450,532,299)	1,769,197,863
Total current liabilities	696,209,532		1,728,102,735	86,307,404	7,891,750	255,198,459	2,051,344,378	58,229,460	(3,675,760,337)	1,207,523,381
Total long-term liabilities	1,934,280,036		575,378,552	71,857,552	1,950,666	1,814,052	1,801,449,926	56,777,221	(1,458,503,067)	2,985,004,938
Total equity (deficit)	(568,848,639)		(1,487,825,940)	264,567,494	57,771,910	161,225,605	(1,983,501,350)	564,950,380	1,007,884,804	(1,983,775,736)

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 7.    REVENUE
For the three-month periods ended March 31, 2025 and 2024, the revenues were as follows:
A.    Revenue disaggregation

For the three-month period ended March 31,	Exploration and Extraction		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2025
United States	Ps.	34,783,957	—	—	42,145,591	31,970,848	—	1,082,235	Ps.	109,982,631
Other	13,511,840		—	—	—	5,108,186	—	63,791	18,683,817
Europe	23,510,043		—	—	—	4,630,364	—	—	28,140,407
Local	43,036		148,305,557	123,959	—	86,934,576	144	3,375,376	238,782,648
Total	Ps.	71,848,876	148,305,557	123,959	42,145,591	128,643,974	144	4,521,402	Ps.	395,589,503
2024
United States	Ps.	48,531,820	—	—	39,287,572	32,723,898	—	470,856	Ps.	121,014,146
Other	18,857,285		—	—	—	4,900,693	—	112,917	23,870,895
Europe	19,836,166		—	—	—	4,967,817	—	—	24,803,983
Local	40,195		158,490,851	122,305	—	69,521,840	210	8,033,954	236,209,355
Total	Ps.	87,265,466	158,490,851	122,305	39,287,572	112,114,248	210	8,617,727	Ps.	405,898,379
Major products and services
2025
Crude oil	Ps.	71,805,840	—	—	—	4,870,511	—	—	Ps.	76,676,351
Gas	35,604		20,985,527	—	1,441,457	7,409,521	—	—	29,872,109
Refined petroleum products	—		127,296,936	—	8,451,533	84,570,356	—	—	220,318,825
Other	—		645	—	32,252,601	31,430,030	—	4,515,683	68,198,959
Services	7,432		22,449	123,959	—	363,556	144	5,719	523,259
Total	Ps.	71,848,876	148,305,557	123,959	42,145,591	128,643,974	144	4,521,402	Ps.	395,589,503
2024
Crude oil	Ps.	87,225,272	—	—	—	3,794,097	—	—	Ps.	91,019,369
Gas	34,058		16,724,798	—	—	5,825,466	—	—	22,584,322
Refined petroleum products	—		141,608,475	—	28,743,260	101,929,208	—	—	272,280,943
Other	—		110,581	—	10,544,312	69,153	—	8,610,677	19,334,723
Services	6,136		46,997	122,305	—	496,324	210	7,050	679,022
Total	Ps.	87,265,466	158,490,851	122,305	39,287,572	112,114,248	210	8,617,727	Ps.	405,898,379
Timing of revenue recognition
2025
Products transferred at a point in time	Ps.	71,841,444	139,539,800	123,959	42,145,591	128,280,418	—	4,515,683	Ps.	386,446,895
Products and services transferred over the time	7,432		8,765,757	—	—	363,556	144	5,719	9,142,608
Total	Ps.	71,848,876	148,305,557	123,959	42,145,591	128,643,974	144	4,521,402	Ps.	395,589,503
2024
Products transferred at a point in time	Ps.	87,259,330	153,072,105	122,305	39,287,572	111,617,924	—	8,610,677	Ps.	399,969,913
Products and services transferred over the time	6,136		5,418,746	—	—	496,324	210	7,050	5,928,466
Total	Ps.	87,265,466	158,490,851	122,305	39,287,572	112,114,248	210	8,617,727	Ps.	405,898,379
Nature, performance obligations and timing of revenue recognition-
Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition
Crude oil sales
Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).
Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.
The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.
For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to two months in determining the final sale price, such as in the case of sales to some regions.
Revenue is measured initially estimating variables such as quality and volume claims, delays in boarding, etc.

Sale of petroleum products
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.
The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Comisión Reguladora de Energía (Energy Regulatory Commission or “CRE”).

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Products / services	Nature, performance obligations	Timing of revenue recognition
Sales of natural gas
There is only one performance obligation that includes transport and handling services to the point of delivery.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue initially is measured estimating variables as quality and volume claims, etc. Invoices are usually payable within 30 days.

Services
In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.
Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products
There is only one performance obligation that includes transportation for delivery to destination.
The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.
The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

B.    Accounts receivable in the statement of financial position

As of March 31, 2025 and December 31, 2024, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 132,855,625 and Ps. 126,733,175, respectively (see Note 10).
C.    Practical expedients
i.    Significant financial component, less than one year
PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.
ii.    Practical expedient
PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.
When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.
NOTE 8.    FINANCIAL INSTRUMENTS
A.    Accounting classifications and fair values of financial instruments-
The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of March 31, 2025 and December 31, 2024. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Additionally, as of March 31, 2025, and December 31, 2024, the disclosure of the fair value for the lease obligations is not required.

	Carrying amount						Fair value hierarchy
As of March 31, 2025	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	12,953,988	—	—	—	—	12,953,988	—	12,953,988	—	12,953,988
Equity instruments (1)	—	—	962,783	—	—	962,783	—	962,783	—	962,783
Total	12,953,988	—	962,783	—	—	13,916,771
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	156,489,300	—	156,489,300	—	—	—	—
Customers	—	—	—	132,855,625	—	132,855,625	—	—	—	—
Officials and employees	—	—	—	6,306,334	—	6,306,334	—	—	—	—
Sundry debtors	—	—	—	33,212,297	—	33,212,297	—	—	—	—
Investments in associates	—	—	—	2,663,602	—	2,663,602	—	—	—	—
Notes receivable	—	—	—	1,059,789	—	1,059,789	—	—	—	—
Mexican Government Bonds	—	—	—	32,278,935	—	32,278,935	31,759,990	—	—	31,759,990
Other assets	—	—	—	9,280,168	—	9,280,168	—	—	—	—
Total	—	—	—	374,146,050	—	374,146,050
Financial liabilities measured at fair value
Derivative financial instruments	(111,575,663)	—	—	—	—	(111,575,663)	—	(111,575,663)	—	(111,575,663)
Total	(111,575,663)	—	—	—	—	(111,575,663)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(404,407,261)	(404,407,261)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(80,752,543)	(80,752,543)	—	—	—	—
Leases	—	—	—	—	(46,470,590)	(46,470,590)	—	—	—	—
Debt	—	—	—	—	(2,053,452,343)	(2,053,452,343)	—	(1,860,622,572)	—	(1,860,622,572)
Total	—	—	—	—	(2,585,082,737)	(2,585,082,737)
(1)Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	Carrying amount						Fair value hierarchy
As of December 31, 2024	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	9,203,958	—	—	—	—	9,203,958	—	9,203,958	—	9,203,958
Equity instruments (1)	—	—	962,783	—	—	962,783	—	962,783	—	962,783
Total	9,203,958	—	962,783	—	—	10,166,741
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	88,841,826	—	88,841,826	—	—	—	—
Customers	—	—	—	126,733,175	—	126,733,175	—	—	—	—
Officials and employees	—	—	—	5,541,324	—	5,541,324	—	—	—	—
Sundry debtors	—	—	—	26,789,620	—	26,789,620	—	—	—	—
Investments in associates	—	—	—	2,692,938	—	2,692,938	—	—	—	—
Notes receivable	—	—	—	1,021,778	—	1,021,778	—	—	—	—
Mexican Government Bonds	—	—	—	35,875,353	—	35,875,353	35,279,002	—	—	35,279,002
Other assets	—	—	—	7,927,877	—	7,927,877	—	—	—	—
Total	—	—	—	295,423,891	—	295,423,891
Financial liabilities measured at fair value
Derivative financial instruments	(108,972,467)	—	—	—	—	(108,972,467)	—	(108,972,467)	—	(108,972,467)
Total	(108,972,467)	—	—	—	—	(108,972,467)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(505,989,382)	(505,989,382)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(72,773,222)	(72,773,222)	—	—	—	—
Leases	—	—	—	—	(46,825,266)	(46,825,266)	—	—	—	—
Debt	—	—	—	—	(1,978,772,255)	(1,978,772,255)	—	(1,745,481,072)	—	(1,745,481,072)
Total	—	—	—	—	(2,604,360,125)	(2,604,360,125)
(1)Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.
Debt is valued and registered at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.
B.    Fair value hierarchy
PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.
The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.
Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.
When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

C.    Fair value of DFIs
PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments (DFIs) as a mitigation mechanism when potential sources of market risk are identified.
PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value, or Mark-to-Market (MtM), represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.
PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers, and through valuation models implemented in software packages used to integrate all of PEMEX’s business areas and accounting, such as SAP (System Applications Products).
PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding market discount factor; for the projection of variable flows, the prices of future contracts of each of the references corresponding to these trades are used.
For currency and interest rate options this is done through the Black and Scholes model, which uses as inputs the prices of the underlying futures, the reference prices agreed in the contracted instruments, the market risk-free rates and the implied volatilities of the instruments traded in the markets. In the case of crude oil options, the Levy Model for Asian options is used, which is based on the Black and Scholes Model, with the difference that this model weighs the prices of the futures involved during the hedging period and contemplates a volatility adjustment, based on the terms of the corresponding futures.
According to IFRS 13 “Fair Value Measurement”, the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation, considering the counterparties’ probability of default. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.
For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both, PEMEX and the counterparty’s credit default swaps, at each payment date; and c) the default recovery rates of each counterparty.
Given that PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of variations in the underlying assets or reference variables since, over time, asset flows are offset by liabilities flows. Therefore, and in addition to the fact that these hedges are established for accounting purposes as trading instruments, it is not considered necessary to measure the hedge’s effectiveness or to monitor them.
PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.
D.    Accounting treatment applied and impact in the financial statements
PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the condensed consolidated interim financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

recognized in the “Derivative financial instruments (cost) income, net” line item in the condensed consolidated interim statement of comprehensive income.
As of March 31, 2025, and December 31, 2024, the net fair value of PEMEX’s DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in the condensed consolidated interim statement of financial position, was Ps. (98,621,674) and Ps. (99,768,509), respectively. As of March 31, 2025, and December 31, 2024, PEMEX did not have any DFIs designated as hedges for accounting purposes.
All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the condensed consolidated interim statement of comprehensive income.
In accordance with established accounting policies, PEMEX has analyzed the different contracts (financial and non-financial contracts) that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of March 31, 2025, and December 31, 2024, PEMEX did not recognize any embedded derivatives (foreign currency or index) in the financial and non-financial contracts.
For the three-month periods ended March 31, 2025, and 2024, PEMEX recognized a net gain (loss) of Ps. 1,847,560 and Ps. (5,718,861), respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

E.    IBOR reference rates transition
As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars (over-night “O/N”, one week “1W”, two months “2M” three months “3M”, six months “6M” and twelve months “12M”) or the EURIBOR in Euros, ceased being published and were replaced by alternative reference rates, based on risk-free rates obtained from market operations.
In the event that Interbank Interest rate (TIIE) ceases to be published, the financial instruments portfolio referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	*Notional Amount As of March 31, 2025 (Mexican pesos)
Debt	TIIE 28D MXN	143,049,682
	TIIE 91D MXN	998,122
DFI	TIIE 28D MXN	31,733,673

*Note: Notional amounts with maturity after March 31, 2025.

In this regard, Banco de México (the Mexican Central Bank) announced that the 28-day TIIE will cease to be a reference for new contracts starting from January 1, 2025. However, it stated that it will continue to publish it as a reference for all instruments contracted prior to this date. Likewise, the 91-day and 182-day TIIE ceased to be references for new contracts starting from January 1, 2024. For the above, Petróleos Mexicanos will carry out the actions it deems pertinent and necessary to modify contracts referenced to TIIE rates in accordance with the modifications announced by Banco de México.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

PEMEX’s portfolio also consists of additional debt instruments and DFIs referenced at fixed rates, which are not listed in the table above since PEMEX’s fixed rate portfolio will not be impacted by the IBOR transition.
According to the general market practice, PMI Trading credit agreements include the new language to use the Secured Overnight Funding Rate (SOFR) as the benchmark rate.

NOTE 9.    CASH AND CASH EQUIVALENTS
As of March 31, 2025 and December 31, 2024, cash and cash equivalents were as follows:

	March 31,		December 31,
	2025		2024
Cash on hand and in banks (1)	Ps.	84,082,316	Ps.	52,284,721
Highly liquid investments (2)	72,406,984		36,557,105
Total of cash and cash equivalents	Ps.	156,489,300	Ps.	88,841,826
(1)Cash on hand and in banks is primarily composed of cash in banks.
(2)Mainly composed of short-term Mexican Government investments.
NOTE 10.    CUSTOMERS AND OTHER FINANCING AND NON-FINANCING RECEIVABLE
As of March 31, 2025 and December 31, 2024, accounts receivable and other receivables were as follows:
A.    Customers

	March 31,		December 31,
	2025		2024
Domestic customers	Ps.	91,557,098	Ps.	86,225,287
Export customers	41,298,527		40,507,888
Total customers, net(1)	Ps.	132,855,625	Ps.	126,733,175
(1) As of March 31, 2025 and December 31, 2024, customers include impairment of Ps.25,530,656 and Ps.24,396,664, respectively. During the three-month period ended March 31, 2025 and the twelve-month period ended December 31, 2024, the impairment charge was Ps.1,133,990 and Ps.15,438,558, respectively.
Customers and other accounts receivable, net are presented separately in the statement of financial position to conform the financial position more clearly.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

B.    Other financing and non-financing receivable

	March 31,		December 31,
	2025		2024
Other financing receivables:
Sundry debtors (1)	Ps.	33,212,297	Ps.	26,789,620
Employees and officers	6,306,334		5,541,324
Total other financing receivables	Ps.	39,518,631	Ps.	32,330,944
Other non-financing receivables:
Taxes to be recovered and prepaid taxes	Ps.	42,062,020	Ps.	63,432,179
Special Tax on Production and Services	3,258,790		6,135,511
Other accounts receivable	5,099,599		4,965,223
Total other non-financing receivables	Ps.	50,420,409	Ps.	74,532,913
(1)Includes Ps. (785,116) and Ps. (788,453) of impairment, as of March 31, 2025 and December 31, 2024, respectively.
NOTE 11.    INVENTORIES
As of March 31, 2025 and December 31, 2024, inventories were as follows:

	March 31,		December 31,
	2025		2024
Refined and petrochemicals products	Ps.	45,292,210	Ps.	43,950,469
Crude oil	20,835,326		18,645,592
Products in transit	17,407,743		18,984,729
Materials and products in stock	6,210,482		6,320,011
Materials in transit	287,851		555,522
Gas and condensate products	110,603		113,666
Total	Ps.	90,144,215	Ps.	88,569,989

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 12.    WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET
As of March 31, 2025, 2024 and December 31, 2024, wells, pipelines, properties, plant and equipment, net, is presented as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Investment
Balances as of January 1, 2024	Ps.	1,070,987,449	18,913,795	491,444,562	1,695,212,594	73,956,002	425,259,020	53,545,137	32,988,437	480,504,766	52,888,295	Ps.	4,395,700,057
Acquisitions	2,634,900		1,063,180	623,500	7,682,250	20	371,090	541,520	214,780	28,658,120	—	41,789,360
Reclassifications	511,550		—	—	—	38,830	(550,380)	—	—	—	—	—
Capitalization	6,068,680		—	5,910	13,749,990	817,350	—	172,560	23,390	(20,865,300)	27,420	—
Disposals	(489,040)		—	(802,610)	—	(10,370)	—	(192,280)	(169,090)	(2,567,600)	(5,090)	(4,236,080)
Translation effect	(1,870,320)		—	(5,220)	—	(144,830)	—	(11,820)	(54,190)	(4,039,740)	(32,940)	(6,159,060)
Balances as of March 31, 2024	Ps.	1,077,843,219	19,976,975	491,266,142	1,716,644,834	74,657,002	425,079,730	54,055,117	33,003,327	481,690,246	52,877,685	Ps.	4,427,094,277
Balances as of January 1, 2024	Ps.	1,070,987,449	18,913,795	491,444,562	1,695,212,594	73,956,002	425,259,020	53,545,137	32,988,437	480,504,766	52,888,295	Ps.	4,395,700,057
Acquisitions	11,194,280		5,432,300	7,180,410	94,119,630	57,660	2,573,440	2,922,890	817,850	189,951,070	—	314,249,530
Reclassifications	1,357,250		—	397,460	—	252,930	(1,280,890)	309,960	130,500	(6,260)	27,740	1,188,690
Capitalization	44,796,840		—	9,245,250	60,274,710	1,864,030	2,135,690	565,340	55,790	(118,965,090)	27,440	—
Disposals	(5,171,200)		(38,620)	(994,620)	—	(242,880)	(7,940)	(2,036,150)	(545,530)	(5,117,236)	(62,990)	(14,217,166)
Translation effect	23,924,080		—	(22,690)	—	1,962,770	—	151,040	746,120	49,166,860	451,890	76,380,070
Balances as of December 31, 2024	Ps.	1,147,088,699	24,307,475	507,250,372	1,849,606,934	77,850,512	428,679,320	55,458,217	34,193,167	595,534,110	53,332,375	Ps.	4,773,301,181
Acquisitions	1,665,780		226,380	2,977,500	12,759,400	90	131,250	46,380	81,200	(981,340)	—	16,906,640
Reclassifications	—		—	522,330	—	—	—	—	30,230	—	—	552,560
Capitalization	24,437,010		—	28,990	1,116,280	145,010	—	223,000	33,510	(25,983,800)	—	—
Disposals	(578,610)		(157,820)	(596,580)	—	—	(14,800)	(280,590)	(56,970)	(534,810)	—	(2,220,180)
Translation effect	1,453,610		—	(243,390)	—	30,970	—	8,030	11,800	(26,720)	7,070	1,241,370
Balances as of March 31, 2025	Ps.	1,174,066,489	24,376,035	509,939,222	1,863,482,614	78,026,582	428,795,770	55,455,037	34,292,937	568,007,440	53,339,445	Ps.	4,789,781,571

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Accumulated depreciation and amortization	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Balances as of January 1, 2024	Ps.	(785,552,629)	(6,896,584)	(308,862,775)	(1,341,888,963)	(48,568,206)	(300,832,110)	(46,934,913)	(16,908,292)	(56,933,419)	—	Ps.	(2,913,377,891)
Depreciation and amortization	(8,029,830)		(171,490)	(3,399,630)	(17,070,010)	(421,830)	(2,937,820)	(408,030)	(442,057)	—	—	(32,880,697)
Reclassifications	(27,520)		—	—	—	(18,750)	46,270	—	—	—	—	—
(Impairment)	(196,860)		—	(4,202,050)	(6,862,990)	—	(2,393,760)	—	—	(1,277,980)	—	(14,933,640)
Reversal of impairment	—		—	1,676,727	5,472,320	—	83,120	—	—	55,630	—	7,287,797
Disposals	188,920		—	802,597	—	4,050	—	190,920	99,540	—	—	1,286,027
Translation effect	1,069,040		—	5,790	—	67,760	—	5,430	12,920	—	—	1,160,940
Balances as of March 31, 2024	Ps.	(792,548,879)	(7,068,074)	(313,979,341)	(1,360,349,643)	(48,936,976)	(306,034,300)	(47,146,593)	(17,237,889)	(58,155,769)	—	Ps.	(2,951,457,464)
Balances as of January 1, 2024	Ps..	(785,552,629)	(6,896,584)	(308,862,775)	(1,341,888,963)	(48,568,206)	(300,832,110)	(46,934,913)	(16,908,292)	(56,933,419)	—	Ps.	(2,913,377,891)
Depreciation and amortization	(32,590,580)		(765,490)	(12,534,800)	(82,997,750)	(1,786,750)	(12,839,730)	(1,628,720)	(1,706,388)	—	—	(146,850,208)
Reclassifications	(330,550)		53,880	(410,050)	(53,980)	(34,000)	53,950	(309,710)	(158,330)	100	—	(1,188,690)
(Impairment)	(119,691,380)		—	(16,588,490)	(27,386,630)	(218,120)	(9,356,010)	—	—	(5,027,050)	—	(178,267,680)
Reversal of impairment	46,899,260		—	10,442,300	39,134,890	—	19,784,040	62,440	—	8,467,170	—	124,790,100
Disposals	4,712,390		33,950	994,600	—	59,210	5,070	2,030,670	487,820	—	—	8,323,710
Translation effect	(15,029,580)		—	23,010	—	(939,730)	—	(65,130)	(186,380)	—	—	(16,197,810)
Balances as of December 31, 2024	Ps.	(901,583,069)	(7,574,244)	(326,936,205)	(1,413,192,433)	(51,487,596)	(303,184,790)	(46,845,363)	(18,471,570)	(53,493,199)	—	Ps.	(3,122,768,469)
Depreciation and amortization	(7,449,280)		(106,130)	(2,973,390)	(21,230,510)	(412,090)	(2,903,810)	(397,860)	(430,950)	—	—	(35,904,020)
Reclassifications	—		370	(522,330)	—	—	—	(370)	(30,230)	—	—	(552,560)
(Impairment)	(622,910)		—	(1,390,680)	(9,390,840)	(36,200)	—	—	—	(28)	—	(11,440,658)
Reversal of impairment	3,926,030		—	—	1,894,170	—	—	—	—	130	—	5,820,330
Disposals	283,140		68,220	584,600	—	—	12,000	280,490	57,002	—	—	1,285,452
Translation effect	(216,820)		—	172,420	—	(15,040)	—	(7,940)	(10,130)	—	—	(77,510)
Balances as of March 31, 2025	Ps.	(905,662,909)	(7,611,784)	(331,065,585)	(1,441,919,613)	(51,950,926)	(306,076,600)	(46,971,043)	(18,885,878)	(53,493,097)	—	Ps.	(3,163,637,435)
Wells, pipelines, properties, plant and equipment—net as of March 31, 2024	Ps.	285,294,340	12,908,901	177,286,801	356,295,191	25,720,026	119,045,430	6,908,524	15,765,438	423,534,477	52,877,685	Ps.	1,475,636,813
Wells, pipelines, properties, plant and equipment—net as of December 31, 2024	Ps.	245,505,630	16,733,231	180,314,167	436,414,501	26,362,916	125,494,530	8,612,854	15,721,597	542,040,911	53,332,375	Ps.	1,650,532,712
Wells, pipelines, properties, plant and equipment—net as of March 31, 2025	Ps.	268,403,580	16,764,251	178,873,637	421,563,001	26,075,656	122,719,170	8,483,994	15,407,059	514,514,343	53,339,445	Ps.	1,626,144,136
Depreciation rates	3 to 5%		5%	2 to7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—
Estimated useful lives	20 to 35		20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—
(1)Mainly wells, pipelines and plants.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

A.For the three-month periods ended March 31, 2025 and 2024, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps.1,749,532 and Ps. 2,531,378 respectively. Financing cost rates during the three-month periods ended March 31, 2025 and 2024 were 8.35% to 14.11% and 7.82% to 18.68%, respectively.
B.The combined depreciation of fixed assets and amortization of wells for the three-month periods ended March 31, 2025 and 2024, recognized in operating costs and expenses, was Ps. 35,904,020 and Ps. 32,880,697, respectively. These figures include Ps. 1,851,961 and Ps. 36,420 for oil and gas production assets and costs related to plugging and abandonment of wells for the three-month periods ended March 31, 2025 and 2024, respectively.
C.As of March 31, 2025 and December 31, 2024, provisions relating to future plugging of wells costs amounted to Ps. 118,264,318 and Ps. 115,514,750, respectively, and are presented in the “Provisions for plugging of wells” (see Note 16).
D.For the three-month periods ended March 31, 2025 and 2024, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. 1,163,860 and Ps. (4,998,120), respectively, which was mainly plant.
E.During the three-month periods ended March 31, 2025 and 2024, PEMEX recognized a net impairment of Ps. (5,620,328) and Ps. (7,645,843), respectively, which is presented as a separate line item in the condensed consolidated interim statement of comprehensive income as follows:

	For the three-month periods ended March 31,
	2025		2024
	(Impairment) / Reversal of impairment, net
Exploration and Extraction	Ps.	(9,028,380)	Ps.	(7,529,638)
Industrial Transformation	3,408,052		55,625
Logistics	—		(171,830)
(Impairment), net	Ps.	(5,620,328)	Ps.	(7,645,843)
Cash-Generating Unit of Exploration and Extraction
For the three-month periods ended March 31, 2025 and 2024, the Exploration and Extraction segment recognized a net impairments of Ps.(9,028,380) and Ps.(7,529,638), respectively, shown by CGU as follows:

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	2025		2024
Tsimin Xux	Ps.	(2,519,098)	Ps.	(7,494,656)
Ogarrio Magallanes	(886,647)		(3,802,863)
Antonio J. Bermúdez	1,517,184		(1,881,362)
Lakach	(947,562)		(1,240,831)
Burgos	(1,243,738)		(291,449)
Misión (CEE)	19,276		(35,310)
Cuenca de Macuspana	—		(15,342)
Arenque	—		242,554
Poza Rica	—		385,159
Tamaulipas Constituciones	—		684,341
Aceite Terciario del Golfo	—		1,699,194
Cantarell	(5,344,778)		1,704,579
Ayin-Alux	376,983		2,516,348
Total	Ps.	(9,028,380)	Ps.	(7,529,638)

As of March 31, 2025 the Exploration and Extraction segment recognized a net impairment of Ps.(9,028,380) mainly due to: (i) a negative effect in gas prices of Ps.37,489,937, mainly in the Cantarell, Lakach, Burgos and Tsimin Xux CGUs; and (ii) a decrease in production profiles volume in the barrel of crude oil equivalent generating a negative effect of Ps.5,322,907, mainly in the Cantarell, Tsimin Xux and Ogarrio Sanchez Magallanes CGUs. These effects were partially offset by (i) a decrease in the discount rate of Ps.25,812,652, from 10.86% in December 31, 2024 to 9.99% in March 31, 2025; (ii) an increase in cost and expenses mainly in the Antonio J. Bermúdez and Ayin Alux CGUs, generating a negative effect of Ps.6,047,318; (iii) a positive tax effect of Ps.1,573,687, due to a lower tax base due to the decrease in prices and volumes and (iv) a positive effect of Ps.350,807, due to the fluctuations of the exchange rate from Ps.20.2683 = U.S.$1.00 as of December 31, 2024, to Ps.20.3182 = U.S.$1.00 as of March 31, 2025.

As of March 31, 2024 Exploration and Production recognized a net impairment of Ps.(7,529,638) mainly due to: (i) an increase in cost and expenses mainly in the Tsimin Xux, Ogarrio Sánchez, Antonio J. Bermudez and Lakach CGUs, generating a negative effect of Ps.21,434,654; (ii) an increase in the discount rate of Ps. 19,629,380, from 9.93% in December 31, 2023 to 10.43% in March 31, 2024; (iii) a negative effect of Ps.2,839,959, due to the fluctuations of the exchange rate from Ps.16.9220 = U.S.$1.00 as of December 31, 2023, to Ps.16.6780 = U.S.$1.00 as of March 31, 2024; (iv) a negative tax effect of Ps.1,742,111, due to a lower tax base, resulting from higher costs and expenses at the Aceite Terciario del Golfo, Cantarell and Tamaulipas Constituciones CGUs. These effects were partially offset by an increase in production pr

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

ofiles volume in the barrel of crude oil equivalent generating a positive effect of Ps.38,116,466, mainly in the Cantarell, Tamaulipas Constituciones and Crudo Ligero Marino CGUs.
The CGUs of the Exploration and Extraction segment are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.
Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
The Exploration and Extraction segment determines the recoverable amount of fixed assets based on the long-term estimated prices for Exploration and Extraction’s proved reserves. The recoverable amount on each asset is the value in use.
To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

	2025	2024
Average crude oil price	64.36 U.S.$/bl	65.73 U.S.$/bl
Average gas price	4.07 U.S.$/mpc	4.85 U.S.$/mpc
Average condensates price	71.65 U.S.$/bl	74.91 U.S.$/bl
After-tax discount rate	9.99% annual	10.43% annual
For the three-month periods ended March 31, 2025 and 2024 the total forecast production, calculated with a horizon of 25 years, was 6,764 Billion barrels per day (Bbd) and 6,863 Bbd per day of crude oil equivalent, respectively.
The Exploration and Extraction segment, in compliance with practices observed in the industry, estimates the recovery value of an asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes. Cash flows related to plugging wells provision costs are excluded in this computation of discounted cash flows.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of March 31, 2025 and 2024, values in use for each CGU are:

	2025		2024
Aceite Terciario del Golfo	Ps.	70,237,018	Ps.	29,111,363
Tsimin Xux	37,745,764		24,306,763
Ogarrio Magallanes	33,187,237		26,386,676
Antonio J. Bermúdez	31,736,320		22,206,705
Tamaulipas Constituciones	16,056,491		5,042,725
Cantarell	12,866,303		21,757,912
Poza Rica	10,796,596		6,038,332
Arenque	8,114,141		2,742,274
Lakach	2,598,813		—
Cuenca de Macuspana	1,800,121		574,732
Ayín - Alux	1,046,358		4,342,218
Chuc	—		55,399,694
Crudo Ligero Marino	—		32,228,351
Ixtal - Manik	—		13,059,588
Burgos	—		2,640,180
Santuario El Golpe	—		3,451,197
Cárdenas-Mora	—		3,127,784
Total	Ps.	226,185,162	Ps.	252,416,494
Cash-Generating Units of Industrial Transformation
For the three-month period ended March 31, 2025 and 2024, the Industrial Transformation segment recognized a net reversal of impairment of Ps.3,408,052 and Ps.55,625, respectively, shown by CGUs as follows:

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	2025		2024
Salina Cruz Refinery	Ps.	1,919,341	Ps.	—
Cosoleacaque Petrochemical Complex	1,436,266		—
Morelos Petrochemical Complex	131,101		—
Nuevo Pemex Gas Processor Complex	125,831		—
Madero Refinery	102,464		—
Minatitlán Refinery	67,838		—
Cactus Gas Processor Complex	60,247		—
Ciudad Pemex Gas Processor Complex	59,662		—
Pajaritos Petrochemical Complex	13,339		—
Poza Rica Gas Processor Complex	7,147		55,625
Matapionche Gas Processor Complex	2,898		—
Arenque Gas Processor Complex	(533)		—
Cangrejera Ethylene Complex	(69,993)		—
Coatzacoalcos Gas Processor Complex	(83,852)		—
La Venta Gas Processor Complex	(114,194)		—
Tula Refinery	(249,510)		—
Total	Ps.	3,408,052	Ps.	55,625

As of March 31, 2025, the Industrial Transformation segment recognized the net reversal of impairment of Ps.3,408,052 due to an increase in the estimated gross result as a consequence of the stabilization in production levels due to the implementation of the refinery rehabilitation program, to maintain and ensure a stable and optimal level of processing in process plants, auxiliary services and tanks, and a decrease in the discount rate of CGUs of refined products from 14.75% as of December 31, 2024 to 13.79% as of March 31, 2025.

As of March 31, 2024, the Industrial Transformation segment recognized a net reversal of impairment of Ps.55,625 due to a (i) marginal increase in cash flows; (ii) an increase in the discount rate of CGUs of refined products from 13.68% as of December 31, 2023 to 14.46% as of March 31, 2024, and (iii) variations in the exchange rate used in the projected cash flows from Ps.16.9220 = U.S.$1.00 as of December 31, 2023 to Ps.16.6780 = U.S. $1.00 as of March 31, 2024.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

To determine the value in use of long-lived assets associated with the CGUs of the Industrial Transformation segment, the net present value of cash flows was determined based on the following assumptions:

	As of March 31,
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	Refining		Gas		Petrochemicals		Ethylene		Fertilizers
Average crude oil Price (U.S.$)	101.67	105.5	N.A.		N.A.		N.A.		N.A
Processed volume (1)	866 mbd	993 mbd	2,487 mmpcd of humid gas	3,201 mmpcd of humid gas	Variable because the load inputs are diverse
Rate of U.S.$	20.3182	$16.6780	$20.3182	$16.6780	$20.3182	$16.6780	$20.3182	$16.6780	$20.3182	$16.6780
Useful lives of the cash-generating units (year average)	12	11	7	6	8	5	7	5	13	5
Pre-tax discount rate	13.79%	14.46%	14.56%	13.91%	10.68%	10.51%	10.68%	10.51%	11.86%	11.77%
Period (2)	2025-2036	2024-2034	2025-2031	2024-2029	2025-2032	2024-2028	2025-2031	2024-2028	2025-2037	2024-2028

(1)Average of the first four years.
(2)The first five years are projected and stabilize at year six.
N.A. = Not applicable
CGUs in the Industrial Transformation segment are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in other CGUs or by a third party. Each processing center of the Industrial Transformation segment represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of March 31, 2025 and March 31, 2024, the value in use for the impairment of fixed assets was as follows:

	2025		2024
Salamanca Refinery	Ps.	34,445,344	Ps.	47,317,308
Cadereyta Refinery	34,542,856		—
Salina Cruz Refinery	21,499,189		—
Tula Refinery	18,031,185		—
Cangrejera Petrochemical Complex	11,478,401		—
Nuevo Pemex Gas Processor Complex	8,103,196		—
Ciudad Pemex Gas Processor Complex	6,467,546		—
Cactus Gas Processor Complex	5,279,754		—
Burgos Gas Processor Complex	1,671,119		1,121,968
Independencia Petrochemical Complex	5,555,473		—
La Venta Gas Processor Complex	983,445		—
Coatzacoalcos Gas Processor Complex	905,971		1,635,554
Morelos Ethylene Processor Complex	578,097		—
Pajaritos Ethylene Processor Complex	184,970		—
Madero Refinery	—		3,336,427
Minatitlán Refinery	—		12,874,545
Cosoleacaque Petrochemical Complex	—		809,000
Poza Rica Gas Processor Complex	—		—
Total	Ps.	149,726,546	Ps.	67,094,802

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 13.    INTANGIBLE ASSETS, NET
As of March 31, 2025 and December 31, 2024, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps.14,429,547 and Ps.17,088,277, respectively:
A.    Wells unassigned to a reserve

	As of March 31,
	2025		2024
Wells unassigned to a reserve:
Balance at the beginning of the period	Ps.	15,573,570	Ps.	18,940,360
Additions to construction in progress	613,883		8,992,819
Transfers against expenses	—		(2,511,701)
Transfers against fixed assets	(3,314,035)		(2,151,210)
Balance at the end of the period	Ps.	12,873,418	Ps.	23,270,268
As of March 31, 2025 and December 31, 2024, PEMEX recognized expenses related to unsuccessful wells of Ps. 2,334,028, and Ps. 38,990,149, respectively, directly in its statement of comprehensive income.
B.    Other intangible assets
Other intangible assets are mainly licenses, exploration expenses, evaluation of assets and concessions.

	March 31,
	2025		2024
Balance at the beginning of the period	Ps.	1,514,707	Ps.	1,410,459
Additions	51,751		245,618
Effects of foreign exchange	128,920		41,565
Amortization	(139,249)		(67,232)
Balance at the end of the period	Ps.	1,556,129	Ps.	1,630,410

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 14.    GOVERNMENT BONDS AND OTHER ASSETS
A.    Government bonds

The following table sets forth the balance of Mexican Government local bonds (the “Government Bonds”) held by Petróleos Mexicanos valued at amortized cost as of March 31, 2025 and December 31, 2024:

	March 31,		December 31,
	2025		2024
Government bonds (1)	Ps.	32,278,935	Ps.	35,875,353
Less: current portion of Government Bonds, net of expected credit losses	32,278,935		14,740,032
Total long-term notes receivable	Ps.	—	Ps.	21,135,321
(1)As of March 31, 2025 and December 31, 2024, includes an expected credit loss of Ps. 2,869 for both periods.
As of November 19, 2020, the value of the Government Bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610.
On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps. 95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes these Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds were transferred to the Fondo Laboral Pemex (Pemex Labor Fund, or “FOLAPE”) for payments related to its pension and retirement plan obligations.
During the period from January 1 to March 31, 2025, interest income generated by the Government Bonds amounted to Ps. 620,211, of which Petróleos Mexicanos received payments in the amount of Ps. 980,870. During the period from January 1 to March 31, 2024, interest income generated by the Government Bonds amounted to Ps. 1,407,533, of which Petróleos Mexicanos received payments in the amount of Ps. 1,928,811.
As of March 31, 2025 and December 31, 2024, the Government Bonds consist of 4 and 5 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the Secretaría de Hacienda y Crédito Público (“Ministry of Finance and
Public Credit” or “SHCP”) with maturities between 2025 and 2026, at nominal values of Ps. 31,759,990 and Ps.35,778,918, respectively.
As of March 31, 2025 and December 31, 2024, the fair value of the transferred assets was Ps. 32,192,859 and Ps. 35,279,002, respectively, and the fair value of the associated liabilities was Ps. 30,420,529 and Ps. 33,941,600, respectively, resulting in a net position of Ps. 1,772,330 and Ps. 1,337,402, respectively.
As of March 31, 2025 and December 31, 2024, the recorded liability was Ps. 30,542,229 (Ps. 30,489,618 of principal and Ps. 52,611 of interest) and Ps. 34,357,836 (Ps. 34,006,893 of principal and Ps. 350,943 of interest), respectively.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The roll-forward of the Government Bonds is as follows:

	As of March 31,
	2025		2024
Balance as of the beginning of the year	Ps.	35,875,353	Ps.	64,132,418
Government Bonds collected (1)	(3,586,058)		(3,579,085)
Accrued interests	620,211		1,407,533
Interests received from bonds	(980,870)		(1,928,811)
Amortized cost	348,609		469,059
Reversal of impairment of bonds	1,690		—
Balance at the end of the period	Ps.	32,278,935	Ps.	60,501,114
(1)On February 20, 2025, one series of Government Bonds was collected.
B.    Other assets
As of March 31, 2025 and December 31, 2024, the balance of other assets was as follows:

	March 31,		December 31,
	2025		2024
Restricted cash (1)	Ps.	21,705,766	Ps.	17,119,599
Other	4,681,299		4,657,144
Payments in advance (2)	4,278,568		4,029,445
Insurance	1,870,395		1,922,587
Total other assets	Ps.	32,536,028	Ps.	27,728,775

(1)As of March 31, 2025 and December 31, 2024, restricted cash mainly consists of collateral for a financing transaction maturing in November 2026, amounting to Ps.19,485,154 and Ps.14,972,193, respectively, as well as cash related to court-ordered seizures amounting to Ps.2,220,612 and Ps.2,147,406, respectively.
(2)Mainly advance payments to contractors for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco, through PTI ID.

NOTE 15.    DEBT
The Federal Revenue Law applicable to PEMEX as of January 1, 2025, published in the Official Gazette of the Federation on December 19, 2024, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 143,403,700 and an external net debt up to U.S.$5,512,700. PEMEX can incur additional domestic or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.
The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). The terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the fiscal year 2025.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

During the period from January 1 to March 31, 2025, PEMEX participated in the following financing activities:
•On January 10, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$21,000, bearing interest at a floating rate linked to 30-day SOFR plus a margin 375 basis points, maturing in May 2025.

•On January 13, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.1,700,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 310 basis points, maturing in July 2025.

•On January 22, 2025, Petróleos Mexicanos entered into a U.S.$400,000 credit facility, bearing interest at a floating rate linked to 30-day SOFR plus a margin of 350 basis points due March 2026.

•On January 24, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.5,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in April 2025.

•On February 7, 2025, Petróleos Mexicanos entered into U.S.$1,487,457 credit facility, bearing interest at a floating rate linked to 30-day SOFR plus a margin of 350 basis points due May 2026.

•On February 7, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,500,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in August 2025.

•On February 7, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.4,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in July 2025.

•On February 10, 2025, Petróleos Mexicanos entered into a Ps.5,000,000 credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 350 basis points, maturing in February 2027. The credit agreement is fully drawn.

•On February 21, 2025, Petróleos Mexicanos drew U.S.$1,000,000, from a credit facility bearing interest at a floating rate linked to 90-day compounded SOFR plus a margin of 350 basis points, maturing in June 2026.

•On February 24, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,500,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in September 2025.

•On February 26, 2025, Petróleos Mexicanos entered into a Ps.1,000,000, promissory note bearing interest at a floating rate linked to 28-day TIIE plus a margin of 310 basis points, maturing in August 2025.

•On February 28, 2025, Petróleos Mexicanos entered into a U.S.$1,000,000, credit facility bearing interest at a floating rate linked to 90-day SOFR plus a margin of 125 basis points, maturing in August 2025.

•On February 28, 2025, Petróleos Mexicanos entered into a U.S.$1,000,000, credit facility bearing interest at a floating rate linked to 90-day SOFR plus a margin of 125 basis points, maturing in August 2025.

•On February 28, 2025, Petróleos Mexicanos entered into a U.S.$1,000,000, credit facility bearing interest at a floating rate linked to 90-day SOFR plus a margin of 125 basis points, maturing in August 2025.

•On March 11, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in October 2025.

•On March 14, 2025, Petróleos Mexicanos entered into a Ps.5,000,000, credit facility bearing interest at a floating rate linked to 182-day TIIE plus a margin of 500 basis points, maturing in March 2027. The credit agreement is fully available.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•On March 25, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in November 2025.

•On March 26, 2025, Petróleos Mexicanos entered into a Ps.5,972,676, credit facility in two tranches: the first one of Ps.2,986,338 bearing interest at a floating rate linked to 182-day TIIE plus a margin of 375 basis points, maturing in March 2026, and the second of Ps.2,986,338 bearing interest at a floating rate linked to 182-day TIIE plus a margin of 200 basis points, maturing in March 2026.

•On March 28, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000, bearing interest at a floating rate linked to 28-day TIIE, maturing in June 2025.

•On March 31, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.7,500,000, bearing interest at a floating rate linked to 28-day TIIE, maturing in June 2025.

As of March 31, 2025, PEMEX had U.S.$5,902,000 and Ps.20,500,000 in credit lines in order to provide liquidity of which U.S.$544,000 and Ps.5,500,000 were available.

As of December 31, 2024, the outstanding amount under PMI Trading's revolving credit line was U.S.$206,314. From January 1 to March 31, 2025, PMI Trading obtained U.S.$200,000 from its revolving credit line and repaid U.S.$200,000. As of March 31, 2025, the outstanding amount under this revolving credit line was U.S.$206,314 and the available amount was U.S.$23,685.

As of March 31, 2025 and 2024, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	As of March 31,
	2025	2024
U.S. dollar	20.3182	16.6780
Japanese yen	0.1345	0.1100
Pounds sterling	26.3222	21.0576
Euro	21.9254	18.0622
Swiss francs	23.0313	18.4491
UDI	8.421934	8.116657

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The following table presents the roll-forward of total debt of PEMEX for each of the three-month periods ended March 31, 2025 and 2024, which includes short and long-term debt:

	As of March 31,
	2025 (1)		2024 (1)
Changes in total debt:
At the beginning of the year	Ps.	1,978,772,255	Ps.	1,794,470,357
Loans obtained - financing institutions	377,847,363		265,844,278
Debt payments	(299,080,742)		(330,124,127)
Accrued interest (2)(3)	42,360,221		35,614,973
Interest (paid)	(55,966,327)		(50,977,215)
Foreign exchange	9,519,573		(22,024,801)
At the end of the period	Ps.	2,053,452,343	Ps.	1,692,803,465
(1)These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as, Multiple Services Contracts), which do not generate cash flows.
(2)During 2025, includes Ps. 314,877 of premiums and awards amortizations; Ps. (539,553) of fees and expenses related to the issuance of debt and amortized cost of Ps. 247,331.
(3)During 2024, includes Ps. (23,356) of premiums and awards amortizations and Ps. 653,334 of amortized cost.

NOTE 16.    PROVISIONS FOR SUNDRY CREDITORS
At March 31, 2025 and December 31, 2024, the provisions for sundry creditors and others is as follows:

	March 31,		December 31,
	2025		2024
Provision for plugging of wells (Note 12)	Ps.	118,264,318	Ps.	115,514,750
Provision for trails in process (Note 18)	20,755,660		13,186,811
Provision for environmental costs	10,204,768		9,134,000
Total	Ps.	149,224,746	Ps.	137,835,561

NOTE 17.    EQUITY (DEFICIT)
A.    Certificates of Contribution “A”
The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.
For the three-month period ended March 31, 2025, Petróleos Mexicanos received Ps. 80,002,573 in Certificates of Contribution “A” from the Mexican Government.
During 2024, Petróleos Mexicanos received Ps. 156,509,050 in Certificates of Contribution “A” from the Mexican Government.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2023	Ps.	1,196,207,416
Increase in Certificates of Contribution “A” during 2024	156,509,050
Certificates of Contribution “A” as of December 31, 2024	Ps.	1,352,716,466
Increase in Certificates of Contribution “A” during 2025	80,002,573
Certificates of Contribution “A” as of March 31, 2025	Ps.	1,432,719,039
Mexican Government contributions made in the form of Certificates of Contribution “A” during the three-month period ended March 31, 2025 totaled Ps.80,002,573 and were designated for the strengthening of Petróleos Mexicanos' financial position, as follows:

Date	Strengthening of financial position
January 10,	Ps.	20,382,300
January 10,	1,803,442
February 7,	15,000,000
February 19,	23,532,337
March 19,	19,284,494
Total	Ps.	80,002,573
B.    Mexican Government contributions
As of March 31, 2025 and December 31, 2024, there were no Mexican Government contributions apart from Certificates of Contribution “A”.
C.    Legal reserve
Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.
As of March 31, 2025 and December 31, 2024, there were no changes to the legal reserve.
D.    Accumulated other comprehensive income (loss)
As a result of the analysis of the discount rate related to the liability for employee benefits for the three-month period ended March 31, 2025, PEMEX recognized a net actuarial (loss) of Ps.(95,566,136) in other comprehensive income, related to retirement and post-employment benefit obligations. The variation related to retirement and post-employment benefits resulted from a decrease in the discount rate and plan asset rates from 11.28% as of December 31, 2024, to 10.51% as of March 31, 2025.

As of March 31, 2024, the discount rate related to the liability for employee benefits carried by PEMEX was 9.82%. The discount rate was similar to the discount rate as of December 31, 2023 of 9.42%. Therefore, PEMEX did not make any adjustments in actuarial gains and losses.
E.    Accumulated deficit from prior years
PEMEX has recorded losses in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos and the Subsidiary Companies. Furthermore, the

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.
F.    Uncertainty related to going concern
The condensed consolidated interim financial statements have been prepared assuming PEMEX will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in normal course of business. However, substantial doubt about PEMEX’s ability to continue as a going concern exists.
Facts and conditions
PEMEX has substantial debt, incurred mainly to finance the capital expenditures needed to carry out its capital investment projects and to fund its operating expenses. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fully fund its operations and capital expenditure programs, which have been partially supported by the Mexican Government's equity contributions. In addition, PEMEX´s working capital has deteriorated in recent years.

In 2024, certain ratings agencies downgraded PEMEX’s credit rating, mainly driven by concerns around its operating performance, liquidity and the Mexican Government’s ability and willingness to provide PEMEX with additional liquidity, as well the volatility of the crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating, impacting PEMEX´s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2025. These conditions have negatively impacted PEMEX’s financial performance and liquidity position.
For the three-month periods ended March 31, 2025 and 2024, PEMEX recognized net (loss) income of Ps.(43,328,932) and Ps.4,682,206, respectively. In addition, as of March 31, 2025 and December 31, 2024, PEMEX had a negative equity of Ps.(2,041,393,271), and Ps.(1,983,775,736), respectively, mainly due to continuous net losses in prior years, and a negative working capital of Ps.722,608,374 and Ps.767,968,661, as of March 31, 2025 and December 31, 2024, respectively.
PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2025 authorized PEMEX to have a financial balance budget of Ps.248,722,000 and conduct financing activities that do not represent a net debt in terms of public debt greater than Ps.245,388,650 and other financing activities that do not represent net public debt. This financial balance does not consider the payment of principal during 2025, which PEMEX expects to cover with equity contributions from the Mexican Government. PEMEX has short-term debt principal maturities (including interest payable) of Ps.561,781,184 as of March 31, 2025.

The combined effect of the above-mentioned events indicates substantial doubt about PEMEX’s ability to continue as a going concern.
Actions-
PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity and let PEMEX pay its commitments:

The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation of March 4, 2022 was in effect for 2023 and 2024, and remains in effect through 2025. This decree allows PEMEX to substantially recover from the Mexican Government the difference between the international reference price of gasoline and diesel and the price at which they trade in the domestic market, accounting for inflation.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Pursuant to the Energy Reform Decree, Petróleos Mexicanos and its Subsidiary Entities are no longer subject to income tax as of November 1, 2024.

Separately, the 2025 Federal Revenue Law introduces changes to the fiscal regime applicable to Petróleos Mexicanos aimed at simplifying its fiscal framework and reducing the number of taxes and duties to which it is subject. As of January 1, 2025, the Mexican Government has consolidated the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty payable by Petróleos Mexicanos into the Welfare Oil Duty, which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. PEMEX is currently evaluating the economic nature of the welfare oil duty, which may result in a classification change in the Statement of Comprehensive Income in subsequent periods.

The Mexican Government’s Federal Budget for 2025 includes Ps.136,210,300 for PEMEX to face its short-term liabilities, which will be received during 2025.

Further, PEMEX has the capacity to refinance its short-term debt maturities through direct loans and revolving credit facilities. PEMEX's ability to refinance its short-term debt depends on factors beyond its control.

The Revenue Law for 2025 also authorized PEMEX to incur a net additional indebtedness up to Ps.245,388,650 (Ps.143,403,700 and U.S.$5,512,700), which is considered as public debt by the Mexican Government and may be used to partially cover its financial balance in 2025.

PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.

Prices of crude oil, natural gas and petroleum products remained volatile in 2024, similar to 2023, due to ongoing market conditions. If international values for the Mexican oil price were higher than the average price of U.S.$57.80 per barrel, which was the reference price used to prepare PEMEX’s financial balance for 2025, this additional revenue would enable PEMEX to achieve its business plan objectives more quickly. During the three-month period ended March 31, 2025, the average price of crude oil was U.S.$67.80 per barrel.

Petróleos Mexicanos State-Owned Public Company is not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

As a reference, PEMEX prepared its condensed consolidated interim financial statements as of March 31, 2025 and December 31, 2024 on a going concern basis. There are certain conditions that have generated material uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

G.    Non-controlling interest
PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”
As of March 31, 2025 and December 31, 2024, non-controlling interest represented (losses) of Ps.(276,011) and Ps. (274,387), respectively, in PEMEX’s equity (deficit).

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 18.    CONTINGENCIES
In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings since an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.
PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these condensed consolidated interim financial statements.
As of March 31, 2025 and December 31, 2024, PEMEX had accrued a reserve of Ps.20,755,660 and Ps.13,186,811, respectively, for these contingent liabilities.
As of March 31, 2025, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S.$ 193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Seccion de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, the Third Administrative Joint Court declared the resolution null and void, no amount was granted in favor of the plaintiffs, among others. On February 24, 2022, an amparo (350/2020) was granted in favor of EMS Energy Services de México, S. de R.L. On March 17, 2022, a motion was filed to draw the resolution by the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation). On June 16, 2022, a resolution was issued in connection with the amparo 350/2020 stating that the plaintiffs partially proved their requests, and the resolution was declared null and void, among others. On August 1, 2022, a motion to review this resolution was filed and admitted (RF 574/2022) by the Third Administrative Joint Court of the First Circuit. On September 13, 2022, representations were made under the amparo (D.A. 539/2022) filed by the plaintiffs before such Court. On April 18, 2024, a resolution was issued by the Third Administrative Joint Court of the First Circuit modifying the appealed judgment, granting the Amparo to EMS Energy Services de México, S. de R.L. de C.V. On July 10, 2024, the Superior Court ordered Pemex Exploration and Production to (i) pay U.S.$27,244 plus Value Tax Added (VTA); (ii) pay damages; (iii) refund the penalties applied for an amount of U.S.$4,143 plus VTA; (iv) refund the standby letter of credit for U.S.$13,975 and (v) payment of financial expenses. On August 27, 2024, the tax review was filed. An Amparo was filed directly against the compliance with the judgment issued on July 10, 2024, and was admitted under the case D.A. 497/2024, by the Third Administrative Joint Court of the First Circuit. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•Constructora Norberto Odebrecht, S.A de C.V. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S. $113,582 and Ps. 14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which aw

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

arded U.S.$51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert filed his opinion. On June 2, 2022 an opinion by the accounting expert appointed by Pemex Industrial Transformation was filed. A third accounting expert was appointed, who did not ratify his position; therefore, a resolution dated October 2, 2023 was issued requesting the Expert Unit to appoint another expert. On February 2, 2024, the independent accounting expert accepted his assignment and was awarded 15 days to render his report. On March 19, 2024, the Superior Court decided to exercise its power of attraction. On May 2, 2024, the Superior Court issued a resolution requesting the Expert Unit to appoint another expert, since the previously appointed expert did not ratify the report. On August 2, 2024, a resolution was issued, granting the independent expert a term to render the report and ratify it. The term continues elapsing. On September 13, 2024, copies of the report were requested, once it is ratified. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On November 24, 2021, Pemex Industrial Transformation filed a repeal request (no. RRL2021014568) seeking that the resolutions dated October 7, 2021, issued by the Hydrocarbons Verification Manager of the Tax Administration Service be declared null and void. These resolutions established charges for Special Taxes on Production and Services, Value Added Taxes, fines among other for an amount of Ps. 3,084,975. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•Micro Smart Systems de México, S. de R.L. de C.V. (MSSM) filed before the Sala Regional del Golfo Norte (Regional Court of the North Gulf) of the Tax and Administrative Federal Court (574/22-18-01-8) challenging a settlement statement dated February 17, 2022 related to a works contract number No. 424049831 issued by Pemex Exploration and Production and seeking U.S.$240,488. On April 5, 2022, the claim was admitted which was notified on May 17, 2022. On July 1, 2022, Pemex Exploration and Production filed a response to this claim, requesting Pemex Exploration and Production evidence, which was filed on August 8, 2022, and admitted by the Regional Court of the North Gulf on August 17, 2022. On September 2, 2022, this Regional Court confirmed the rejection of the evidence filed by the plaintiffs. On September 29, 2022, the First Section of the Superior Court denied a compliant motion filed by MSSM against the settlement statement dated February 17, 2022. On October 3, 2022, it was agreed that the plaintiff would be heard, making various statements in relation to the defense of the claim. On October 7, 2022 a resolution was issued regarding the complaint filed by the plaintiff confirming the resolution issued on August 28, 2018. On November 14, 2022, the First Section of the Superior Court agreed to an amparo proceeding (1833/2022) against acts issued by the Juzgado Octavo de Distrito en Materia Administrativa (Eighth Administrative District Court), in Mexico City and required such authority to render the justified report. On May 17, 2023, the Regional Court of the North Gulf, summoned the parties to file its rejoinders, which were filed by Pemex Exploration and Production on June 14, 2023. On June 22, 2023, the Regional Court ordered the file to be sent to the First Section of the Superior Court. On September 19, 2023, the Northern Gulf Regional Court sent by certified mail the file to the First Section of the Superior Court for a final resolution. On November 14, 2023, the Superior Court published a resolution requiring the Northern Gulf Regional Court to send all the documents that integrate the evidentiary file offered in the trial. On December 12, 2023, an extract of a clarification agreement concerning the referral of evidence to the Superior Court was notified in the jurisdictional gazette. On June 14, 2024, the Superior Court issued a resolution, (574/22-18-01-8/1549/23-PL-09-04), designating the delegates by Micro Smart Systems de México S. de R.L. de C.V. On September 9, 2024, the trial was suspended until a determination of compliance with the resolution of the First Section of the Superior Chamber issued within the trial 752/17-18-01-7/1625/19-S1-05-04 becomes final. As of the date of these condensed consolidated interim financial statements, the final resolution of this process is pending.

•On September 9, 2022, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2016 fiscal year related to the Special Tax on Production and Services and Value Added Tax for an amount of Ps. 5,852,222, seeking that this resolution is declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On September 22, 2023, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2017 fiscal year related to the Special Tax on Production and Services and Value Added Tax, updates, fines and surcharges for the months of January to December 2017 for an amount of Ps. 8,349,608, seeking that this resolution be declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•On October 16, 2024, the Ministry of the International Chamber of Commerce notified Pemex Exploration and Production regarding the arbitration claim CCI 28949/PDP by HOKCHI ENERGY, S.A. DE C.V. for breach of the oil sale and purchase contracts PEP-PCP-R01.L02.AC2-PET24-2019 and the gas sale and purchase contract PEP-PCP-R1.2A2-GAS-23-2019, claiming an amount of U.S.$272,624. On December 4, 2024, the International Court of Arbitration granted the co-arbitrators 30 days to appoint the President of the Tribunal. On December 6, 2024, Pemex Exploration and Production filed its response to the arbitration request. On December 31, 2024 the parties agreed to the appointment of the presiding co-arbitrator, and the International Chamber of Commerce will be notified. As of the date of these condensed consolidated interim financial statements, the final resolution of this process is still pending.

•On March 7, 2025, Pemex Logistics and PMI SP, filed a response to the Request for Arbitration submitted by Monterra Energy, S. de R.L. de C.V., identified with the number CCI 29125/PDP, which alleges breach of contract, regarding various conditions precedent, including capital contributions and the purchase and sale of shares to acquire a Hydrocarbon Storage Terminal in Tuxpan Veracruz, for an amount of Ps.6,010,259. The deadline granted by the Court Secretariat for the nominated Co-Arbitrators to appoint the president of the arbitral tribunal on or before March 26, 2025, is currently running. As of the date of these condensed consolidated interim financial statements, the final resolution of this process is pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 19.    SUBSEQUENT EVENTS
A.    Recent financing activities
During the period from April 1 to June 13, 2025, PEMEX did not carry out any financing activities.
As of March 31, 2025, the outstanding amount under the PMI Trading revolving credit line was U.S.$206,314. Between April 1 to June 13, 2025, PMI Trading obtained U.S.$80,000 from its revolving credit line and repaid U.S.$80,000. As of June 13, 2025, the outstanding amount under this revolving credit line was U.S.$206,314. The available amount under this revolving credit lines was U.S.$23,685 as of June 13, 2025.
As of June 13, 2025, PEMEX had U.S.$5,738,000 and Ps. 20,500,000 in available credit lines in order to provide liquidity, of which U.S.$600,000 and Ps.7,500,000 are available.
B.    Exchange rates and crude oil prices
As of June 13, 2025, the Mexican peso-U.S. dollar exchange rate was Ps. 18.8790 per U.S. dollar, which represents a 7.1% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of March 31, 2025, which was Ps. 20.3182 per U.S. dollar. This decrease in U.S. dollar exchange rate, has led to an estimated gain of Ps. 125,801,681 in PEMEX’s foreign exchange gains as of June 13, 2025.
As of June 13, 2025, the weighted average price of the crude oil exported by PEMEX was U.S.$67.94 per barrel. This represents a price increase of approximately 1.8% as compared to the average price as of March 28, 2025, which was U.S.$66.72 per barrel.

Petróleos Mexicanos, State-Owned Public Companies and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

C.    Contributions from the Mexican Government
During the period from April 1 to June 13, 2025, the Mexican Government made contributions to Petróleos Mexicanos through the Ministry of Energy in the amount of Ps.14,536,365 to strengthen its financial position.

Date	Strengthening of financial position
April 21,	Ps.	7,930,143
May 2,	2,905,392
June 2,	3,700,830
Total	Ps.	14,536,365

D.     New Corporate Structure

On May 22, 2025, the Board of Directors of Petróleos Mexicanos approved the nuevo Estatuto Orgánico de Petróleos Mexicanos (New Organic Statute of Petróleos Mexicanos or the “New Organic Statute”). The New Organic Statute was published in the Official Gazette of the Federation on May 30, 2025, and became effective on June 1, 2025. The New Organic Statute establishes the new structure and organization of PEMEX. Changes derived from this new structure will be reflected in subsequent periods.